

2021
PROXY STATEMENT

Annual Meeting
May 10, 2021
10:30 a.m., CDT

This is Middleby

With a rich history of more than a century for many of our brands, The Middleby Corporation is a world leader in three business segments: commercial cooking, industrial baking and processing and residential appliances.

Middleby is proud to be built on trusted, long-standing relationships with customers, suppliers, stockholders and employees. We also pride ourselves in consistently delivering new award-winning innovation to the marketplaces we serve. Trends change, and we do as well, in order to best serve the ever-evolving needs of our customers.

Middleby is well-known for disrupting our industry with advanced innovation and new processes across all of our business platforms. These innovations deliver speed, labor reduction, energy savings, food safety, employee safety and green operating benefits to our customers.



Foodservice and Beverage

Middleby is a world leader in innovative solutions for commercial foodservice. We develop and manufacture advanced cooking, warming, beverage and cooling equipment, along with innovative cloud technology to enhance operations for commercial foodservice operators. Middleby brands can be found in a wide array of foodservice businesses in quick service, fast casual, pizza, ghost kitchen, casual and fine dining, grocery and convenience stores, institutional commissary and stadiums.



Residential

Middleby is a global leader in premium, residential kitchen and outdoor cooking appliances. Our brands are well known and well respected by consumers around the world. Our in-home products are not only technologically advanced; they also are sought after for their classic and contemporary kitchen design.



Food Processing & Bakery

Middleby develops innovative, industry-leading solutions for industrial protein processing, high-volume baking, and other specialty areas where automated and large scale food production is required. With a broad offering of highly respected brands and advanced technologies, Middleby has the ability to fully integrate a wide array of solutions delivering efficiency, flexibility, quality and consistency.

May 10, 2021
10:30 a.m., CDT

Virtual Meeting
www.virtualshareholdermeeting.com/MIDD2021

NOTICE
of Annual Meeting of Stockholders

The Annual Meeting of Stockholders of The Middleby Corporation will be held for the following purposes:

AGENDA

1. To elect seven directors to hold office until the 2022 Annual Meeting.
2. To approve, on an advisory basis, the compensation of our executive officers.
3. To approve the adoption of the Company's 2021 Long-Term Incentive Plan.
4. To ratify the selection of Ernst & Young LLP as Middleby's independent public accountants for the fiscal year ending January 1, 2022.
5. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

RECORD DATE :

March 19, 2021

By Order of the Board of Directors
Martin M. Lindsay
Chief Risk and Administration Officer, Treasurer and Secretary

WHO MAY VOTE:

Your vote is important to us. Even if you plan to attend the Annual Meeting virtually, we urge you to return your proxy promptly. For more information about how to vote, please see "*Information About the Annual Meeting*," which begins on page 57.

HOW TO ATTEND:

To attend and register for the virtual meeting, please see "*Information About the Annual Meeting*," which begins on page 57.

HOW TO RECEIVE ELECTRONIC DELIVERY OF FUTURE ANNUAL MEETING MATERIALS:

The Notice of Internet Availability of Proxy Materials, this Proxy Statement, and Middleby's Annual Report on Form 10-K for the fiscal year ended January 2, 2021, are being distributed or made available to stockholders on or about March 31, 2021.

As part of our precautions regarding COVID-19, we are holding the Annual Meeting virtually. In order to attend and participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction card. You may also ask questions, vote online, and examine our stockholder list during the meeting by following the instructions provided at www.virtualshareholdermeeting.com/MIDD2021 during the Annual Meeting. A list of stockholders entitled to vote at the annual meeting will be available for stockholders as of the record date upon request by sending an email to legal@middleby.com.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.


INTERNET
Visit the website on your proxy card


BY TELEPHONE
Call the telephone number on your proxy card


BY MAIL
Sign, date and return your proxy card in the enclosed envelope


IN PERSON
Attend the annual meeting virtually See page 57 for instructions on how to attend

TABLE OF
CONTENTS

Proxy Summary

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION FROM THIS PROXY STATEMENT, BUT DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER. PLEASE READ THE ENTIRE PROXY STATEMENT BEFORE VOTING YOUR SHARES. FOR MORE COMPLETE INFORMATION REGARDING MIDDLEBY'S 2020 PERFORMANCE, PLEASE REVIEW OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 2, 2021.



WHEN
Monday, May 10, 2021,
at 10:30 a.m. (CDT)



WHERE
Virtual Meeting
www.virtualshareholdermeeting.com/
MIDD2021



RECORD DATE
March 19, 2021

Meeting Agenda

The matters we will act upon at the Annual Meeting are:

Proposal		Board voting recommendation	Where to find more information
1	**Elect seven directors for a one-year term**	⊘ **FOR** all nominees	Page **13**
2	**Approve, on an advisory basis, the compensation of Middleby's named executive officers**	⊘ **FOR**	Page **27**
3	**Approve the adoption of the Company's 2021 Long-Term Incentive Plan**	⊘ **FOR**	Page **48**
4	**Ratify the selection of Ernst & Young LLP as Middleby's independent registered public accounting firm for fiscal year 2021**	⊘ **FOR**	Page **55**

What's New?	We rewrote, reorganized, and redesigned this document to help you better understand our governance and compensation practices. We hope our new proxy statement demonstrates our continued commitment to transparency.
	For the first time, our proxy statement includes information on our human capital management practices and our approach to environmental responsibility.

Director Nominees

Name	Occupation	Age	Director since	Independent	Committees
Sarah Palisi Chapin	Principal of Chapin Creative, LLC	59	2013	⊘	• Nominating and Governance (chair) • Compensation
Timothy J. FitzGerald	Chief Executive Officer of The Middleby Corporation	51	2019		
Cathy L. McCarthy	President and Chief Executive Officer of Cross Tack, Inc.	73	2015	⊘	• Audit (chair)* • Nominating and Governance
John R. Miller III	Retired Chairman and Chief Executive Officer of EOP, Inc.	80	1978	⊘	• Compensation (chair) • Nominating and Governance
Robert A. Nerbonne	Former CEO and President of multiple commercial foodservice equipment companies; Retired Executive Vice President of Cooper-Atkins Corporation	63	2019	⊘	• Nominating and Governance
Gordon O'Brien **Chairman of the Board**	Chief Investment Officer and Chief Financial Officer at Re:Build Manufacturing, LLC	55	2005	⊘	• Audit* • Compensation
Nassem Ziyad	Chief Operating Officer of Ziyad Brothers Importing	55	2017	⊘	• Audit

Audit Committee Financial Expert

2021 BOARD NOMINEE HIGHLIGHTS



Directors	Independent	Committees	Attendance
7	**6**	**3**	**100%**

Age
- 2 — 66 and older
- 3 — 50-55
- 1 — 61-65
- 1 — 56-60
- **62** Average

Tenure
- 2 — >9 years
- 2 — <3 years
- 1 — 6-8 years
- 2 — 4-5 years
- **8** Average

Gender
- 2 Female
- 5 Male
- **29% Female**

Ethnic Diversity
African American or Black	0
Alaskan Native or American Indian	0
Asian	0
Hispanic or Latinx	0
Native Hawaiian or Pacific Islander	0
Caucasian	5
Two or More Races or Ethnicities*	2
Undisclosed	0

Two Board members self-identify as two or more ethnicities which is reflected in the chart above. One Board member self-identifies as Asian and Latinx and a second Board member self-identifies as Asian and Caucasian.

2020 Performance

Middleby Segments

The following graphics show how our business revenue is distributed in terms of segments and geography.

Segment Revenues



Sales by Geographic Region



Net Revenue
(in millions)



2020	$2,513
2019	$2,959
2018	$2,722
2017	$2,335
2016	$2,268

Free Cash Flow
(in millions)



2020	$504
2019	$331
2018	$333
2017	$264
2016	$269

Adjusted EPS
(in dollars per share)



2020	$4.96
2019	$7.02
2018	$6.35
2017	$6.32
2016	$5.17

Adjusted EPS and Free Cash Flow are not prepared in accordance with generally accepted accounting principles in the United States (GAAP). For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures and insight into how these non-GAAP measures are considered by management, please see Annex A.

Transformative Strategic Growth Initiatives



1 **Established Commercial Beverage Platform**
Ice / coffee / nitro-brew / soda / liquor dispense / blending / smoothies / soft serve / and shakes

2 **Technology Innovation Supporting Sustained Brand Growth**
"Open Kitchen" IoT Platform Development / L2F Kitchen Automation / Middleby Control Platform

3 **Established Premium Residential Platform**
Acquisition of Viking, U-Line, Lynx and AGA Group / Added portfolio of 10+ premium leading brands / Development of company-owned distribution network in USA / Showroom introductions in Chicago, NYC, Los Angeles and Dallas / Viking complete new product lineup

4 **Innovative New Product Launches**
Middleby is enabling Kitchen Innovation through over 250+ new product introductions

5 **Continued Expansion in Commercial Foodservice and Food Processing Categories**
30+ Acquisitions of leading brands and technologies

6 **Continued Expansion Into Key Geographic Growth Markets**
Brazil / China / India / Mid-East / Russia / United Kingdom / Australia / Nordics

Transformative Strategic Growth Initiatives

Strategic Developments

Transformative Growth Strategy

Building on our progress over the last few years, we completed six acquisitions adding eight brands to the Middleby commercial foodservice portfolio in 2020, further enhancing product offerings, expanding market opportunities, and adding to our technology capabilities.

Middleby's Continued M&A Focus

Middleby has completed 20+ transactions since the beginning of 2018, investing in key technology initiatives and trends, while enhancing our capabilities across all three business segments.


2018
VEMAC
JoeTap Nitro Coffee On Demand
TAYLOR
CROWN
HINDS-BOCK
FIREX
M-TEK
2019
Standex
Ss brewtech
brava
evo
PowerhouseDynamics
pacproinc
SYNESSO
2020
DEUTSCHE
WILD GOOSE FILLING
RAM
BLUEZONE
thor
vyv
Commercial Foodservice
Residential Kitchen
Food Processing

Strategic Investment Themes

Beverage Expansion / Ventless Cooking / IoT & Controls / Foodservice Automation / Hot-side Innovation / International Expansion

Technology Innovations

Although responding to the pandemic was an immediate concern, we also focused on longer-term initiatives and technology tied to emerging and accelerating trends, including:

- development and integration of ventless technology for non-traditional applications;
- development of advanced and standardized end-user product controls with IOT functionality;
- launch of Middleby Open Kitchen and IOT-based technology that connects kitchen equipment for remote monitoring; and
- development of new products for the fast-growing Healthcare, Ghost Kitchens, C-Stores, and Pizza segments.

Reorganized Sales Processes

We enhanced the ways we engage with and educate end users, including:

- focusing on consultant programs that position Middleby products early in the specification process;
- utilizing digital sales and marketing tools that drive end-user engagement;
- opening demonstration selling and Innovation Centers that showcase a full complement of Middleby products;
- releasing "Click & Brick" e-commerce and digital sales initiatives; and
- aligning with strategic channel partners.

Improved Capital Structure

We executed a strategic financing transformation to refinance our existing credit facility and issue a convertible note to investors. This significantly improved Middleby's capital structure and ensured our access to adequate liquidity for the future.

COVID-19 Response

The swift actions we implemented in response to the COVID-19 pandemic to protect our employees, ensure uninterrupted service to our customers, and aggressively adjust our business and cost structure continue to be essential to the business. We are investing in technologies to ensure the safety of our employees, our customers, and their customers.

Our COVID-19 response also included the following actions.

ANTICIPATING OPERATIONAL RISKS	Our diligent work with the supply chain in 2020 continues to help us manage operational risks in 2021. We foresee and plan for challenges with component availability, lead time, costs, and shipping. Our internal supply chain team has created a vendor database, and actively publishes alternative solutions to offset the risk of part shortages. Should we incur supply chain issues, our work in 2020 has prepared us to manage them.
VACCINES	With much of our workforce falling within the "essential workers" classification, we are offering guidance to our employees so they may receive the vaccinations as they become available in their locations. We also believe there will be an increase in indoor dining as people are vaccinated, which should stimulate demand for our products and help our customers rebound from a difficult year.
EMPLOYEE SAFETY	We have implemented company-wide safety procedures, including installation of Bluezone air purification in common areas of our facilities, mandated mask policies, enhanced workplace sanitation, reduced travel, social distancing, staggered shifts, and work-at-home protocols for non-production employees.
CUSTOMER SUPPORT	Access to customer support and technical service, and shipping of service parts and finished goods, remain uninterrupted. Production continues to meet customer demand with minimal disruptions as we balance the health and safety of our employees.
COVID-19 PRODUCT INTRODUCTIONS	We developed and launched several products addressing the unique COVID-19 needs of our customers. In particular, we expanded our line of medical grade refrigeration products; developed sterilization equipment for N95 masks, touchless handwashing stations, plexiglass safety shields for restaurants and retail locations; and introduced products tied to food delivery, off-premise food preparation, and fast food drive-thru needs. In the fourth quarter we introduced Bluezone® by Middleby—an air purification system that kills 99.9995% of airborne infectious aerosols in restaurants and other public venues. In addition, we are introducing Vyv antimicrobial lighting in Middleby core products for restaurants and food processing plants.
LIQUIDITY AND CASH FLOW	We were disciplined in protecting the Company's liquidity profile in fiscal year 2020 and will remain focused in the fiscal year 2021. We are managing the business with an eye toward potential challenges that may arise in the future, based on the uncertainty of the current environment.

Compensation Highlights

Our executive compensation program strikes a balance of fixed and variable elements with short- and long-term elements. As shown below, in fiscal year 2020, 54% of target compensation for our Chief Executive Officer and 36% of target compensation (on average) for our other Named Executive Officers, was performance-based and at risk.

As discussed in the Compensation Discussion and Analysis, fiscal year 2020 was an unusual year. First, the Compensation Committee did not ratify an annual incentive bonus plan for our Named Executive Officers to conserve cash and provide valuable flexibility to navigate the early stages of the pandemic. Typically, the annual incentive is a 100% performance based benefit that constitutes approximately 30% of total direct compensation for our Named Executive Officers. In addition, David Brewer did not receive a long-term equity incentive award in connection with the Company's strategic plan. The combination of these unique factors significantly reduced the compensation of our Named Executive Officers and, accordingly, the percentage of at-risk incentive compensation paid to our Named Executive Officers decreased in fiscal year 2020. Typically, at-risk compensation for the Chief Executive Officer is targeted at 75% and at 65% for the other Named Executive Officers.

Further, our CEO and NEOs all waived a significant portion of their fiscal year 2020 base salaries in exchange for a time-based restricted stock grant. Middleby's non-employee directors all contributed to these collective efforts by waiving a portion of their fiscal year 2020 board fees and additional chairperson retainers. For more information, see "Governance—Director Compensation," which begins on page 22, and "Compensation Discussion and Analysis," which begins on page 28.

Given these unique circumstances, it is useful to compare target compensation with compensation actually realized by our CEO and other NEOs. Realized compensation is the measure of the actual value of compensation received with respect to the reporting year by our CEO and other NEOs.

2020 CEO Target Compensation Mix


54%
At-Risk
Compensation
19%
Base Salary
54%
Performance-Based
Equity Awards
27%
Time-Based
Equity Awards
0%
Annual Incentive
Bonus Plan

2020 Other NEOs Target Compensation Mix


36%
At-Risk
Compensation
36%
Performance
Based Equity
Awards
46%
Base Salary
18%
Time-Based
Equity Awards
0%
Annual Incentive
Bonus Plan

2020 CEO Realized Compensation Mix*
(in thousands)


$2,656
50% of Target
$706
Salary Reduction
Grant
27%
$831
Appreciation of Salary
Reduction Grant
31%
$0
Annual Incentive
Bonus Plan
0%
$269
Base Salary
10%
$7
Other
0%
$841
Stock Awards
32%

2020 Other NEOs Realized Compensation Mix*
(in thousands)


$1,166
96% of Target
$299
Salary Reduction
Grant
26%
$352
Appreciation of
Salary Reduction
Grant
30%
$210
Base Salary
18%
$0
Annual Incentive
Bonus Plan
0%
$7
Other
1%
$299
Stock Awards
26%

* *2020 Realized Compensation includes the following:*
Base Salary *represents the fixed cash remuneration paid in fiscal year 2020*
Annual Incentive Bonus Plan *represents the annual cash incentive plan with respect to services performed in fiscal year 2020*
Stock Awards *represents the fair value of time-based restricted stock that vested in the first quarter of 2021 with respect to services performed in the 2020 fiscal year*
Salary Reduction Grant *represents the value of stock grants that are equal to the amount of cash base salary that was waived by our CEO and our NEOs in April 2020*
Appreciation of Salary Reduction Grant *represents the difference in the fair value of the Salary Reduction Grant as of the December 28, 2020 vesting date and the amount of base salary that was waived*
Other *is All Other Compensation and is unchanged from the Summary Compensation Table*

Corporate Governance Highlights

We believe that robust corporate governance is critical for making prudent decisions in the long-term interests of stockholders. Below are key elements of our corporate governance practices.

What We Do	What We Don't Do
✓ Majority vote standard for uncontested director elections	✗ No golden parachute tax gross-ups for executive officers
✓ Six out of seven directors are independent	✗ No poison pill in place
✓ Completely independent Board committees	✗ No stock option repricing without stockholder approval
✓ Separate Chairman and CEO roles [NEW]	✗ No excessive perquisites for executive officers
✓ Independent Chairman	✗ No dividends paid or accumulated on unvested RSUs [NEW]
✓ Annual Stockholder Engagement Program [NEW]	
✓ Independent reviews by the Board and Audit Committee of the Company's strategy, business, and the related key risks and mitigation activities	
✓ Executive sessions at every in-person or virtual Board and committee meeting without management present	
✓ Clawback Policy applicable to all executive officers and other covered officers [NEW]	
✓ Confidential, multilingual Ethics and Compliance Hotline [NEW]	
✓ The Compensation Committee is advised by an independent compensation consultant	
✓ Our Insider Trading Compliance Program expressly prohibits hedging, pledging and short selling Company stock	
✓ Comprehensive Sustainability Report refreshed on periodic basis [NEW]	
✓ Annual Board skillset evaluation	
✓ Corporate Governance Guidelines [NEW]	
✓ Annual Board and committee self-evaluations [NEW]	
✓ Stock ownership guidelines for executive officers	

Stockholder Engagement Highlights

We are committed to our annual stockholder engagement program, which enables us to directly discuss and obtain feedback regarding topics of concern or interest to our stockholders. In the fourth quarter of 2020, the Company engaged with stockholders to understand their views regarding executive compensation matters, COVID-19-related business and compensation actions, ESG practices, and corporate governance initiatives. For this outreach initiative, we contacted Middleby's top 25 stockholders,

representing approximately 82% of our total shares outstanding. Ultimately, a team from Middleby including the Chairman of the Board and the Chief Financial Officer conducted meetings with stockholders representing approximately 43% of our total outstanding shares. These discussions are summarized under "*Governance—Stockholder Engagement*" and "*Compensation Discussion and Analysis—Engagement Following the Say-on-Pay Vote.*"

Proposal No. 1
Election of Directors

The Board has nominated the seven current directors to serve as directors until the 2022 Annual Meeting of Stockholders and until their successors are duly elected and qualified or until their earlier death, resignation, or removal. Each of the nominees has consented to serve as a director if elected. The Board knows of no reason why any nominee would be unavailable to serve, but, in the event of any such unavailability, the proxies received will be voted for any substitute nominees the Board recommends.

How We Select Directors

The Nominating and Corporate Governance Committee ("NCGC") periodically reviews the overall composition of the Board and recommends, if necessary, measures to ensure the Board reflects an appropriate balance of knowledge, experience, skills, expertise, and diversity. This process unfolds in two phases:

STAGE 1

The NCGC periodically evaluates Board succession, including succession planning for Board leadership positions. The NCGC uses the annual Board evaluation and skillset assessment to understand the Board's existing strengths and identify opportunities to improve the Board's overall composition. The NCGC considers this information when selecting qualified Board candidates for succession planning purposes.

STAGE 2

The NCGC recommends potential new director nominees to the full Board for approval.

The NCGC and the Board may apply several criteria in identifying and selecting nominees, including the nominees' professional experience, experience with business segments relevant to the Company, reputation, skillset and other attributes, and how each potential nominee's skillset complements talents already represented on the Board. Given the global and complex nature of our business, the Board also believes it is important to consider diversity of race, ethnicity, age, gender, cultural background, education, and professional experience when evaluating candidates. Accordingly, when evaluating potential new directors, the NCGC considers a set of candidates that includes underrepresented people of color and different genders.

The following matrix shows the diversity of relevant skills and experience among our nominees.

	Chapin	FitzGerald	McCarthy	Miller	Nerbonne	Obrien	Ziyad
Finance and Accounting Experience with financial reporting, capital structure, and complex financial transactions		✓	✓		✓	✓	✓
Environmental, Social and Governance Governance experience gained through board service or senior executive professional experience	✓	✓	✓	✓	✓	✓	✓
Human Capital Management Experience directly managing a large number of employees, oversight of social issues, including diversity and inclusion, and expertise in compensation	✓	✓	✓	✓	✓	✓	
Mergers, Acquisitions & Divestitures Experience with significant corporate transactions	✓	✓	✓	✓	✓	✓	✓
Risk Management Experience identifying, managing and mitigating corporate risks	✓	✓	✓		✓	✓	
Leadership Experience Senior executive experience exhibiting strong critical thinking, verbal communication skills, and a diverse set of views and thought processes	✓	✓	✓	✓	✓	✓	✓
Global/Multi-Divisional Experience Experience managing a diverse set of operating domestic and international divisions owned by a common parent	✓	✓			✓	✓	✓
Industry Experience Senior management experience in manufacturing, distribution, sales, marketing or other operational roles in the industries in which we compete	✓	✓			✓	✓	✓

The NCGC's policy is to consider any candidate recommended by stockholders by evaluating the needs of the Board and the qualifications of the candidate. The NCGC may establish formal procedures regarding stockholder submission of candidates in the future.

Director Nominees

Sarah Palisi Chapin

Age: 59 Director since: **2013** INDEPENDENT Committees: • Nominating and Corporate Governance (chair) • Compensation	**Professional background** Ms. Chapin has been Principal of Chapin Creative, LLC, a business incubation, strategy, and marketing advisory firm, since 2016. For five years before founding Chapin Creative, she was Chief Executive Officer of Hail Merry, a marketer and manufacturer of gluten-free, vegan, refrigerated plant ingredient snacks. Earlier in her career, she was Chief Executive Officer, then Chairman, of Enersyst Development Center, an intellectual property development and licensing firm in food processing, vending, and foodservice, from 1995 to 2003. She served as Vice President of Worldwide Business Strategy of Burger King Corporation from 1990 to 1995, including as co-leader for development of Restaurant Services, Inc., Burger King's purchasing agent. She began her career in food service as Director of New Concepts and Engineering for Pizza Hut from 1985 to 1990.

Service on other public boards
- Caribou Coffee Company (2007-2013) (compensation committee chair)

Service on private boards
- Yummy Spoonfuls, an organic baby and toddler food company (2014-2018)
- Hail Merry, a plant-based food brand (2009-2016)
- PrimeSource Foodservice Equipment Distributors (2002-2012)
- IRM, a data analytics subscription company (1998-2008)
- Enersyst Development Center (1995-2002)

Relevant skills

Ms. Chapin's more than three decades of experience in the food service and food processing industries give her a comprehensive understanding of strategy, franchising, commercial kitchen technology, brand management, product development, marketing, operational excellence, market expansion, and acquisition strategy.

Timothy J. FitzGerald

Age: 51 Director since: **2019** Committees: • None	**Professional background** Mr. FitzGerald has been Chief Executive Officer of Middleby since February 2019. Before assuming that role, he held many positions with Middleby and its principal subsidiary, Middleby Marshall Inc. ("MM"), including Vice President and Chief Financial Officer of Middleby and MM from 2003 to 2019; Vice President and Corporate Controller of Middleby and MM from 2000 to 2003; and Corporate Controller of Middleby and MM from 1998 to 2003. Before joining Middleby, Mr. FitzGerald was an Audit Manager with Arthur Anderson LLP for seven years.

Service on private boards
- Hardinge Inc., a metal machining provider (since 2018)

Relevant skills

Mr. FitzGerald's extensive history at the subsidiary and corporate level of the Company and his day to day leadership as CEO provide the Board with intimate knowledge and an invaluable perspective regarding Middleby's operations, challenges, and business strategy.

Cathy L. McCarthy

Age: 73 Director since: **2015** INDEPENDENT Committees: • Audit (Chair) • Nominating and Corporate Governance	**Professional background** Since 2011, Ms. McCarthy has served as President and Chief Executive Officer of Cross Tack, Inc., a management consulting firm. From 2007 to 2011, Ms. McCarthy served as President and Chief of Executive Officer of SM&A, a public company that provides business strategy, competition management, and project management consulting services. Before becoming President, Ms. McCarthy served in various senior executive positions at SM&A, including Executive Vice President, Chief Financial Officer, Corporate Secretary from 2005 to mid-2007. Prior to SM&A, Ms. McCarthy was Chief Financial Officer of PIA Merchandising, an in-store merchandising company; Giant Group, Ltd., an investment firm; and Wherehouse Entertainment, a major music and video retailer. Ms. McCarthy began her career at Mellon Bank, N.A., where she was Vice President of several lending departments responsible for oversight of highly leveraged and distressed assets and commercial lending.

Service on other public boards
- SM&A (2007-2008)
- Solta Medical, Inc. (2007-2014)

Service on private boards
- Recros Medica, Inc., a medical device firm (co-founder 2014 & Chairperson since 2020)
- PixCell, Inc., a medical device firm (Chairperson since 2017)

Relevant skills

Ms. McCarthy's operating experience as a Chief Executive Officer and a Chief Financial Officer of numerous public and private companies, combined with her extensive background in strategy, mergers and acquisitions, financial reporting, and internal controls, provide the Board with valuable strategy and financial oversight capabilities.

John R. Miller III

Age: 80 **Director since: 1978** *INDEPENDENT* Committees: • Compensation (chair) • Nominating and Corporate Governance	**Professional background** Mr. Miller was Chairman and Chief Executive Officer of Equal Opportunity Publications, Inc.—a pioneer in diversity recruitment with a portfolio of seven national career magazines, a diversity website, an online job board, and Career Expos for women, members of minority groups, and people with disabilities—from 1968 to 2019. He began his career as a Sales Manager at Procter & Gamble in the Packaged Soap Division.

Service on other public boards
• Director Emeritus of First National Bank of Long Island and its holding company, the First of Long Island Corporation.

Relevant skills
Mr. Miller's marketing background and extensive experience with diversity and inclusion matters is valuable in Board discussions regarding employee recruitment, human resources policy, new product introductions, and overall marketing strategy.

Robert A. Nerbonne

Age: 63 **Director since: 2019** *INDEPENDENT* Committees: • Nominating and Corporate Governance	**Professional background** Mr. Nerbonne was formerly the CEO and President of multiple commercial foodservice equipment companies. He was Executive Vice President of Cooper-Atkins Corporation, a company that manufactures thermometers, timers, and wireless monitoring solutions, from 2014 to 2018. He was a consultant for Cooper-Atkins Corporation from 2012 to 2014. Earlier in his career, Mr. Nerbonne was Chief Executive Officer of Ali Group North America, a manufacturer of equipment for the food service industry, from 2009 to 2011. He was Group President, Americas of Enodis (today Welbilt), and held other senior roles at that company, from 2002 to 2009. Prior to 2002, held various leadership positions in the commercial food service industry, including President of Pitco from 1988 to 1998, before Middleby acquired that company.

Service on private boards
• Cooper-Atkins Corporation (2014-2018)

Relevant skills
Mr. Nerbonne's extensive and varied leadership roles within the commercial food service industry, as well as his mergers and acquisition background, provide the Board with valuable insight on how to proactively address market conditions and develop long-term strategy.

Gordon O'Brien

Age: 55 **Director since: 2005** **Chairman since: 2019** *INDEPENDENT* Committees: • Audit (chair) • Compensation	**Professional background** Mr. O'Brien has been Chief Investment Officer and Chief Financial Officer at Re:Build Manufacturing, LLC since 2020 and Managing Partner at Cannon Capital since 2017. Before that, he was President of Specialty Finance and Operations of American Capital Strategies from 2008 to 2017, and Principal and Managing Director of American Capital Strategies from 1998 to 2008. Earlier in his career, he was Vice President of Pennington Partners/PENMAN Partners, a private equity firm, from 1995 to 1998.

Relevant skills
Mr. O'Brien's extensive experience with capital markets and acquisition strategy, as well as his private equity experience as a director on numerous other boards, is valuable in Board discussions regarding Middleby's capital structure, liquidity needs, and acquisition strategy.

Nassem Ziyad

Age: 55	**Professional background**
Director since: 2017	Mr. Ziyad has been Chief Operating Officer of Ziyad Brothers Importing, a leading distributor and global marketer of a diverse portfolio of ethnic food products, representing multinational customers such as Nestle, Kraft and Bel, since 1983.
INDEPENDENT	
Committees: • Audit	

Relevant skills

Mr. Ziyad's extensive experience in marketing, branding, and financial management of food products throughout the world is valuable in Board discussions regarding ethnic food distribution, cross border trade, global ethnic food trends, brand management, and marketing.

The Board has a policy that requires any director who does not obtain a majority of votes cast in an uncontested election to promptly tender a resignation. The NCGC will consider any such resignation and recommend appropriate action to the Board. The Board is required to take formal action on the NCGC's recommendation no later than 90 days following the date of the stockholders' meeting at which the election of directors occurred. The Board will consider the information, factors, and alternatives reviewed by the NCGC and such additional information, factors, and alternatives as the Board deems relevant. Within four business days after the Board makes a decision regarding a director resignation, the Company will publicly disclose that decision in a Form 8-K filed with the Securities and Exchange Commission ("SEC"), including an explanation of the process by which the decision was made and, if applicable, the Board's reason(s) for rejecting the tendered resignation.

⊘ *THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE ABOVE NAMED NOMINEES AS A DIRECTOR OF THE COMPANY*

Governance

This section summarizes the Board's responsibilities and significant policies. For more complete information, see Middleby's Corporate Governance Guidelines, which are available on our website, www.middleby.com, under "Investors—Corporate Governance."

Board Leadership Structure

The Board oversees management's performance to ensure that Middleby operates in an effective, efficient, and ethical manner in order to produce value for our stockholders. To achieve this goal, the Board monitors both the performance of the Company (in relation to goals, strategy, and competitors) and the performance of the Chief Executive Officer, and offers constructive advice and feedback.

Our Corporate Governance Guidelines require the offices of the Chairman of the Board and the Chief Executive Officer to be separate. We believe having an independent director serve as Chairman of the Board best serves the Company and our stockholders, as this leadership structure provides a broader depth of experience that informs strategy, strengthens the Board's integrity and independence, and reduces potential conflicts in the areas of performance evaluation, executive compensation, succession planning, and the recruitment of new directors.

Currently the Board is led by Gordon O'Brien, who has been Middleby's independent Chairman since February 2019. Mr. O'Brien previously served as Lead Independent Director of the Board for nine years. In his capacity as independent Chairman of the Board, Mr. O'Brien is able to focus on and tangibly oversee Middleby's senior management (including the CEO), Board leadership, and governance-related matters, while Mr. FitzGerald, our CEO, is able to exclusively focus on the Company's strategy, day-to-day operations, and financial organizational health. Mr. O'Brien's long-term relationship with Middleby and extensive knowledge of the Company's operating structure and culture provides him with a broad and deep perspective that informs his judgment.

Independence

A majority of Middleby's directors must be "independent" as such term is defined under NASDAQ listing standards. The Board reviews annually the relationships that each director has with the Company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the Company). The Board has determined that every director except Mr. FitzGerald, our CEO, is independent.

Risk Oversight

The Board has responsibility for oversight of risk management. The Board and its committees regularly review information regarding Middleby's credit, liquidity, and operations and other reports that are designed to inform the Board and its committees about how we identify, assess, and manage critical risks and our risk mitigation strategies.

The Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans, Board of Directors compensation, and executive incentive plan design.

The Audit Committee oversees management of financial risks, financial reporting, disclosure requirements, internal controls over financial reporting, credit and liquidity matters, and our operational infrastructure.

The Nominating and Corporate Governance Committee is responsible for evaluating risk associated with director and management succession planning, overseeing our ESG reporting, and evaluating the Company's environmental, social and governance policies.

Management advises the Board about material risks as part of its broader responsibility to keep the Board well informed on all matters of significance to the Company. The Board believes its current leadership structure facilitates this clear delineation of responsibility with respect to risk management. Additionally, maintaining an independent Board with an independent Chairman promotes open discussion and assessment of the Company's ability to manage risk.

The full Board is in regular contact with senior executives regarding the impacts and risks of the COVID-19 pandemic on Middleby's business operations and those of our customers. As the effects of the pandemic have evolved, the Board has reviewed our strategic initiatives, the safeguards that were implemented to increase employee safety, the actions taken to preserve Middleby's liquidity and capital position and to restructure and refinance our credit facility, the measures taken to monitor and mitigate supply chain risks, and the development of new products and services designed to mitigate the risks associated with COVID-19.

Annual Board Evaluation and Skillset Assessment

The NCGC coordinates an annual evaluation and skillset assessment of the Board as a whole and of each Board committee. The assessment includes a review of any areas in which the Board or management believe the Board can make a better contribution to the Company. The NCGC discusses the results of the evaluation and skillset assessment with the full Board and each individual committee. In addition, the results are used to evaluate and determine the characteristics and critical skills required of prospective candidates for election to the Board and to make recommendations with respect to assignments of directors to various committees and leadership positions.

Stockholder Engagement

We believe it is important for our governance process to have meaningful engagement with our stockholders and to understand their perspectives in corporate governance, executive compensation, and other issues that are important to them.

We value opportunities to proactively engage directly with our stockholders on topics of concern or interest, and use that feedback directly to inform our business decision-making process. The Company regularly shares information with stockholders via quarterly earnings releases, investor presentations posted on Middleby's website, and attendance at investor conferences, trade shows, and other industry events.

Beginning in 2019, the Company began to annually engage in an open dialogue with stockholders to ensure leadership was hearing stockholder perspectives regarding our executive compensation practices, ESG practices, and other topics of stockholder interest. We strive to reach out to holders of at least 75% of the Company's common stock and to have meetings with holders of at least 25% of the Company's common stock. These meetings are typically scheduled for the fourth quarter of the year to inform decision-making and priorities for the upcoming fiscal year. Meetings are usually attended by the Chairman of the Board, the CFO, the Chief Risk and Administration Officer and the Associate General Counsel.

In the fourth quarter of 2020, the Company engaged with stockholders to discuss changes to the Company's executive compensation programs in response to prior stockholder feedback, COVID-19-related business and compensation actions, and ESG initiatives. For this outreach program, we contacted Middleby's top 25 stockholders, representing approximately 82% of our total shares outstanding, and conducted meetings with stockholders representing approximately 43% of our total outstanding shares.

Among other things, we discussed the evolution of our ESG practices consistent with the growth of the Company and the expectations of our stakeholders. Our investors expressed appreciation that Middleby is developing its ESG reporting and has progressed to building upon year-to-year comparisons, and provided thoughtful and helpful recommendations on reporting frameworks and more robust disclosure. Stockholders also expressed their support of the decisive actions taken by the Board and management to respond to the pandemic, conserve capital, and position the Company appropriately for the future. The compensation-related matters we discussed are summarized under "*Compensation Discussion and Analysis—Engagement Following the Say-on-Pay Vote.*"

Our engagement efforts gave us valuable insight that has helped to inform our business practices and strategic decision-making. We will continue our stockholder engagement program annually with the goal of evolving our practices to best meet the needs of the Company and our stakeholders.

Director Onboarding and Continuing Education

The Company provides new directors with an orientation program to familiarize them with our business; strategic plans; significant financial, accounting, and risk-management issues; compliance programs; conflicts policies; Code of Ethics; Corporate Governance Guidelines; principal officers; and internal auditors and independent auditors. Board members who have not been associated with a publicly traded company previously also are required to attend public company director education selected by the NCGC.

Every director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to function as a director. The NCGC requires all standing Board members to maintain membership with the National Association of Corporate Directors ("NACD") and annually arranges for Board members to attend NACD training programs and other corporate governance training initiatives. The Company pays all reasonable expenses relating to continuing director education.

Succession Planning

The Board is responsible for succession planning for the Chief Executive Officer and other executive officers. The Board of Directors and the Chief Executive Officer meet in a private session two times each fiscal year to discuss succession planning, a review of the executive management team, executive development initiatives, and other executive matters. The Chairperson of the NCGC acts as the Chairperson and maintains minutes of these succession planning meetings.

Board Meetings

The Board held two in-person meetings and nineteen virtual meetings during the fiscal year ended January 2, 2021. Each director attended every Board and applicable committee meeting. Executive sessions of the independent directors are held in conjunction with regularly scheduled meetings of the Board and otherwise as deemed necessary. The independent directors met in executive session four times.

Directors are expected to physically or virtually attend the annual meeting of stockholders. All of the directors virtually attended the 2020 Annual Meeting of Stockholders.

The independent directors are required, unless waived by the Board, to attend an annual strategic review meeting in the third or fourth quarter each year.

Members of senior management who are not directors may be invited to participate in Board meetings or other Board functions when appropriate. The Board encourages the Chief Executive Officer to bring members of management from time to time into Board meetings to provide insight into items being discussed by the Board, to make presentations to the Board on particular matters, and to ensure the Board has an opportunity to interact with managers who have significant potential.

Committees of the Board

Middleby's Board currently has an Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), a Compensation Committee, and a Nominating and Corporate Governance Committee. The charters for these three committees are available on our website, www.middleby.com, on the "Investors—Corporate Governance" page. All three committees are composed entirely of independent directors.

Audit Committee

Members:	The Audit Committee is responsible for:
• McCarthy (Chairperson), O'Brien, and Ziyad **Meetings in fiscal year 2020:** • once in person and three times virtually	• selecting Middleby's independent auditor; • reviewing the arrangements for and scope of the audit and pre-approving permitted non-audit services; • reviewing the Company's interim and annual financial statements or other results of the audit; • reviewing the Company's internal accounting procedures and controls and the recommendations of the independent auditor; and • reviewing the external audit process.

The Board has determined that Ms. McCarthy and Mr. O'Brien are "financially sophisticated," as required by NASDAQ Rule 5605(c)(2), and qualify as "audit committee financial experts," as such term is defined in SEC rules. All of the members have been determined by the Board to meet the additional independence criteria for audit committee members set forth in NASDAQ Rule 5605(c)(2).

Compensation Committee

Members:	The Compensation Committee is responsible for:
• Miller (Chairperson), O'Brien, and Chapin **Meetings in fiscal year 2020:** • once in person and three times virtually	• making recommendations concerning the compensation of the non-employee members of the Board and all executive officers; • administering the Value Creation Incentive Plan (the "VCIP"), our annual incentive compensation program, including establishing and certifying performance goals; and • administering and making grants to executive officers under the Company's 2011 Long-Term Incentive Plan (the "LTIP").

All of the members of the Compensation Committee have been determined by the Board to be independent as defined under applicable NASDAQ listing standards. There are no compensation committee interlocks.

Nominating and Corporate Governance Committee

Members:	The Nominating and Corporate Governance Committee is responsible for:
• Chapin (Chairperson), McCarthy, Miller, and Nerbonne **Meetings in fiscal year 2020:** • two in person and three times virtually	• discussing, reviewing, evaluating, and maintaining a slate of potential director nominees, and recommending potential director nominees to the Board; • administering the annual Board evaluation and skillset assessment process; • developing and recommending to the Board corporate governance principles applicable to the Company; • overseeing succession planning for Board and committee members; • overseeing and reviewing ESG policies and procedures; and • evaluation of the Board and Middleby's executive officers, including with respect to the Board's composition and procedures.

Service on Other Boards

We do not have a policy limiting the number of other public company boards of directors upon which a director may sit. However, the NCGC considers the number of other public company boards and comparable governing bodies on which a prospective nominee or a director is a member. In addition, we expect directors to be fully committed to devoting as much time as necessary to fulfilling their Board responsibilities, both in terms of preparation for, and attendance and participation at, meetings.

Directors must provide prior written notice to the Chairperson of the NCGC before accepting a seat on the board of a public or private entity.

In recognition of the enhanced time commitment associated with membership on a public company's audit committee, the Board has adopted a policy that no member of the Audit Committee may serve simultaneously on the audit committees of more than two other public companies.

Age and Term Limits

We believe the Board operates most effectively with a mix of incumbent directors who have a deep understanding of Middleby and new directors who offer fresh perspectives. The Board does not currently have term limits or a mandatory retirement age. However, the NCGC reviews all directors annually before

deciding on our nominees. The Board believes its strong corporate governance practices, including annual structured Board evaluations, foster engaged and dynamic oversight of Middleby's business.

Stockholder Communications With the Board

Stockholders may contact the Board of Directors about bona fide issues or questions concerning the Company by sending an email to legal@middleby.com or by writing to the Corporate Secretary at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin, Illinois, 60120. Any matter intended for the Board of Directors, or for any individual member or members of the Board

of Directors, should be directed to the email or physical address noted above, with a request to forward the communication to the intended recipient(s). In general, any stockholder communication about bona fide issues concerning the Company delivered to the Corporate Secretary will be forwarded in accordance with the stockholder's instructions.

Related Party Transactions

There have been no material reportable related person transactions since the beginning of fiscal year 2020. The Audit Committee is responsible for reviewing, and approving related person transactions. In fulfilling this responsibility, the Audit

Committee considers whether the transaction would be on fair and reasonable terms no less favorable to the Company than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party.

Governance Documents

Middleby has adopted a Code of Ethics that applies to all directors, officers, and employees. We have also adopted Corporate Governance Guidelines, which, in conjunction with our Restated Certificate of Incorporation, as amended, Fourth Amended and Restated Bylaws ("Bylaws") and charters of the Board's committees, constitute the framework of our corporate governance. The Code of Ethics and Corporate Governance Guidelines, as well as the charters for our committees, are available on our website, www.middleby.com, under "Investors—Corporate Governance." We will post any amendment to, or waiver from, the Code of Ethics, on our website.

The following additional documents are available on our website, www.middleby.com, under "Investors—Corporate Governance":

- Conflict Minerals Policy
- Insider Trading Compliance Program
- Sustainability Report
- Accounting Complaint Procedures
- Clawback Policy

Director Compensation

The Company believes that having highly qualified non-employee directors is critical to our success. Non-employee directors represent the interests of our stockholders, and they contribute their experience and wisdom to guide our Company, our strategy, and our management. The Board believes that compensation for directors should reflect the work required in both their ongoing oversight and governance role and their continuous focus on driving long-term performance and stockholder value.

The Compensation Committee, consisting solely of independent directors, is responsible for reviewing director compensation and considering any changes to how directors are compensated. The full Board reviews the Compensation Committee's recommendations and approves director compensation arrangements.

In February 2019 and again in November 2019, the Compensation Committee engaged Aon plc ("Aon"), an independent compensation consultant, to conduct a director compensation

assessment using the same peer group that was used to assess executive compensation. The Board compensation assessment analyzed peer company director compensation levels and practices, evaluated the competitiveness of the Company's director compensation program from multiple perspectives relative to the peer group, and described recent market trends in director compensation. Based on Aon's analysis and the Company's long-term performance, the Compensation Committee increased certain Board retainers and changed the annual grant of restricted stock from a fixed number of shares to a fixed initial grant value.

Non-employee director compensation for fiscal year 2020 consisted of cash and equity components. The following table shows the intended compensation structure. However, in April 2020, in conjunction with the Company's actions in response to the COVID-19 pandemic, all of the directors elected to waive 50% of their unpaid 2020 annual board fees and additional chairperson retainers.

Type of compensation	How paid	Amount
Annual retainer for every non-employee director	Cash, paid in quarterly installments	$100,000
Additional retainer for Chairman of the Board	Cash, paid in quarterly installments	$25,000
Additional cash retainer for chairpersons of the Audit Committee and the Compensation Committee	Cash, paid in quarterly installments	$20,000
Additional cash retainer for chairperson of the Nominating and Corporate Governance Committee	Cash, paid in quarterly installments	$10,000*
Equity	Restricted stock or RSUs awarded in March of each year with a one-year vesting period	Aggregate value of $130,000 based on the price of Middleby's common stock at the close of business on the grant date

* Beginning in fiscal year 2021, this additional retainer will be $15,000.
  Directors do not receive meeting fees.

Director Compensation for Fiscal Year 2020

The following table sets the annual and long-term compensation for services to the Company performed by the non-employee directors during fiscal year 2020. Mr. FitzGerald's compensation is discussed in the Compensation Discussion and Analysis section of this Proxy Statement. He did not receive any additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Sarah Palisi Chapin Nominating and Corporate Governance Committee Chairperson	82,500	130,020	—	—	—	212,520
Cathy McCarthy Audit Committee Chairperson	90,000	130,020	—	—	—	220,020
John R. Miller III Compensation Committee Chairperson	90,000	130,020	—	—	—	220,020
Robert E. Nerbonne	75,000	130,020	—	—	—	205,020
Gordon O'Brien Chairman of the Board	93,750	130,020	—	—	—	223,770
Nassem Ziyad	75,000	130,020	—	—	—	205,020

(1) On April 9, 2020, the non-employee members of the Board of Directors elected to decrease unpaid 2020 Board cash compensation by 50%.

(2) On March 2, 2020, each non-employee member of the Board was awarded shares of restricted stock having a grant date fair value equal to $130,000 on such date pursuant to the LTIP. These shares vested on March 2, 2021, subject to each such non-employee director's continued service on the vesting date. The amounts reported in this column reflect the aggregate grant date fair value of the shares of restricted stock granted in 2020 computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining these amounts are described in Note 3(o) and Note 3(r) to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2021.

Sustainability

In 2019, we released Middleby's inaugural Sustainability Report, highlighting our global corporate citizenship efforts around the key environmental, social, and governance areas that are important to the Company's investors, customers, employees, and other stakeholders. The Sustainability Report summarizes Middleby's longstanding focus on product innovation and operational best practices to achieve our overall goals of preventing pollution, conserving energy, and minimizing waste. The Sustainability Report also summarizes our objectives and philosophy regarding human capital, ethics, diversity, employee advancement, employee

safety, and giving back to the community. We intend to publish an updated Sustainability Report in 2021 to demonstrate our commitment to continued environmental, social, and governance initiatives.

Here are some highlights of our recent environmental, social, and governance initiatives. For complete information, please see our most recent Sustainability Report, which is available on our website, www.middleby.com, under "Investors—Corporate Governance."

Environmental Priorities and Management Process

Middleby's environmental priorities are focused on reducing environmental impact to air, water, and land across our footprint and specifically with respect to our customers; improving data analysis and benchmarking to identify opportunities for improvement; identifying and implementing cost-effective and innovative solutions to reduce energy usage; and encouraging more environmentally friendly business practices within our business units. Our management process uses consistent data collection and benchmarking to identify risks, plan management strategies, implement solutions, measure success rates, and adjust systems for continuous improvement across our environmental management activities.

Data collection and reporting in 2018 were conducted in alignment with the framework used by the Sustainability Accounting Standards Board (SASB) in developing their standards. For purposes of reporting, we selected aspects of the environment that we have control of and can make a meaningful impact on. The three key aspects measured in 2020 at our operations are Energy Consumption, Greenhouse Gas (GHG) Emissions, and Waste Management. These aspects are considered to meet the SASB requirements: they are of interest to investors, are relevant across the industry, have a potential to affect corporate value, reflect stakeholder consensus, and are actionable by Middleby.

Human Capital

We believe Middleby's success is a direct result of the people we employ around the world. When our employees have the best environment, they can be their best. We strive to create a culture that encourages and celebrates collaboration, creativity, and confidence. Ultimately, we want a workplace that enables employees to develop their individual paths toward their career goals and encourages a long-term working relationship with us.

We encourage our employees to present new ideas and empower them to move their ideas forward. We believe that giving our employees autonomy fosters an environment of inclusion and empowerment, and encourages them to recognize that they play a part in Middleby's success.

Employee Safety

Middleby actively promotes a safe workplace for all of our employees around the world because a culture of safety reduces the risk of injury to employees, decreases expenses, and increases production. Each of our manufacturing locations maintains an active safety committee that frequently reviews and assesses the conditions of the local work environment. We invest

in safety training, share best practices, and review claim activity to continually minimize employee workplace injuries. We understand that our ongoing efforts to promote a safe environment today will drive long-term sustained improvement to workplace safety across the Company in the future.

Due to the hard work of all Middleby employees, our Recordable Case Rate (work-related injuries per 100 full-time employees) has steadily declined from 7.2 in 2016 to 4.0 in 2019. Similarly, our Lost Time Incident Rate has declined from 1.95 in 2016 to 0.74 in 2019.

Recordable Case Rate



Lost Time Incident Rate



Diversity

Middleby embraces the diversity of our team members and is committed to providing a safe and productive work environment and multiple, ongoing opportunities for career advancement. We recognize that our diverse workforce enables Middleby to attract the best talent, which makes us better aligned with our customers and able to more creatively and efficiently develop new products. As a global corporation, we embrace and celebrate our differences and endeavor to cultivate an environment where diversity and inclusion are a core value. With this principle firmly in place, Middleby encourages employees to bring their best to work every day.



28%	**57**%	**7**	**28**%
of our US senior and executive management team are women	*of our Board are women or underrepresented people of color*	*of our key operating locations in the United States and Europe are led by female managing directors*	*of our Middleby national accounts sales professionals are women*

In fiscal year 2020, we advanced our diversity and inclusion initiatives in several meaningful ways. We recently formed a Diversity and Inclusion Committee to raise awareness and provide tools to our senior management to improve our diversity and inclusion benchmarks. Senior management is actively encouraging increased representation of both underrepresented people of color and different genders throughout our workforce. We also believe it is important to consider diversity of race, ethnicity, age, gender, cultural background, education, and professional experiences in evaluating Board candidates. Accordingly, our Board approved new Corporate Governance Guidelines which provide that when evaluating candidates for nomination as new directors, the Nominating and Corporate Governance Committee will consider (and will ask any search firm that it engages to provide) a set of candidates that includes both underrepresented people of color and different genders. We are committed to continuing to advance upon our diversity and inclusion initiatives.

Community

Middleby recognizes that giving back to the communities we serve will greatly contribute to our long-term prosperity and help improve our communities for the future. We focus our contributions and volunteering on areas we can impact in a meaningful way. Given our decentralized structure, each operating location has the authority and flexibility to direct its own unique philanthropic activities to local causes.

Executive Officers

The following is a summary of the professional experience of the Company's executive officers as of December 31, 2020:

Name	Age	Professional Background
Timothy J. FitzGerald	51	Mr. FitzGerald's professional biography appears above under Election of Directors.
Bryan E. Mittelman	50	Chief Financial Officer of the Company since February 2019, and Chief Accounting Officer from July 2018 to February 2019. Vice President, Controller at Knowles Corporation from December 2013 to July 2018. Corporate Controller at Morningstar, Inc. from December 2011 to September 2013.
David Brewer[1]	64	Executive Vice President and Chief Operating Officer of the Company since February 2019, and Chief Operating Officer of the Commercial Foodservice Equipment Group from March 2009 to February 2019. President, Pitco Frialator, Inc., from July 2007 to March 2009. President, Lantech North America, from June 2005 to July 2007. Vice President of Global Supply Chain, YUM!, from March 2002 to June 2005.
Martin M. Lindsay	56	Chief Risk and Administration Officer, Treasurer and Secretary of the Company since February 2021. Vice President, Treasurer and Secretary of the Company from February 2019 to January 2021. Corporate Treasurer and Assistant Secretary of the Company and MM from February 2002 to February 2019. Assistant Treasurer of the Company and MM from March 1999 to February 2002.

(1)   Effective February 18, 2021, Mr. Brewer retired from his position as Executive Vice President and Chief Operating Officer of the Company.

Proposal No. 2
Advisory Vote on Executive Compensation

Every year we give our stockholders the opportunity to vote on a non-binding, advisory basis, to approve the compensation of our Named Executive Officers. This proposal is commonly referred to as "Say on Pay." We are asking stockholders to vote FOR the adoption of the following resolution:

"Resolved, the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K of the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board. However, the Board and the Compensation Committee value the opinion of Middleby stockholders. If there is any significant vote against Middleby's Named Executive Officer compensation, the Board will consider the reasons for such a vote, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

As outlined in the Compensation Discussion and Analysis ("CD&A") section that follows, our compensation program is designed to maximize strategic Company goals based on the following objectives:

- attract and retain executive talent;
- link executive compensation with operating performance;
- align executive long-term compensation with stockholder interests; and
- facilitate a high-growth company strategy.

The Compensation Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in achieving these goals and that the compensation of the Named Executive Officers reported in this Proxy Statement has contributed to the Company's long-term success. The Company encourages stockholders to review the executive compensation disclosure in the CD&A and executive compensation tables for complete details of how our executive compensation policies and procedures operate and are designed to achieve the Company's compensation objectives.

Vote Required for Approval; Board Recommendation

The vote of a majority of votes cast at the Meeting, at which a quorum is present, is necessary for advisory approval of this proposal. Although this vote is advisory in nature and does not require any action by the Company or the Compensation Committee, the Company strongly encourages all stockholders to vote on this matter.

⊘ *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT.*

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes the material elements of compensation for the Company's fiscal year 2020 "Named Executive Officers," or NEOs, identified below.

Timothy FitzGerald	Chief Executive Officer
Bryan E. Mittelman	Chief Financial Officer
David Brewer[1]	Executive Vice President and Chief Operating Officer
Martin M. Lindsay[2]	Chief Risk and Administration Officer, Treasurer and Secretary

(1) Effective February 18, 2021, Mr. Brewer retired from his position as Executive Vice President and Chief Operating Officer of the Company.

(2) Mr. Lindsay has been Chief Risk and Administration Officer, Treasurer and Secretary of the Company since February 2021. Prior to that he served as Vice President, Treasurer and Secretary of the Company from February 2019 to February 2021.

Executive Summary

We seek to closely align the interests of our Named Executive Officers with the interests of our stockholders. As described in this CD&A, our compensation program features a pay for performance design that rewards our Named Executive Officers for achieving short-term and long-term financial goals.

2020 Highlights and Performance

During the first quarter of 2020, Middleby was on track to produce strong returns for our stockholders. Then, during the last three weeks of the first quarter, the pandemic started to adversely impact our business as authorities implemented measures to contain the spread of COVID-19, including quarantines, "shelter-in-place" and "stay-at-home" orders and business curtailments. As a result, Middleby's Earnings Per Share ("EPS") and Total Shareholder Return ("TSR") on a one-year (FYE 2020) basis compared to our peer group median declined. However, Middleby's Named Executive Officers rapidly recognized the risk to our business and immediately focused on protecting our employees, ensuring uninterrupted service to our customers, and aggressively adjusting our business and cost structure. For more information, see "COVID-19 Response."

Total Earnings Per Share Growth



Total Shareholder Return



Note: TSR reflects stock price appreciation plus reinvestment of dividends (calculated monthly) and the compounding effect of dividends paid on reinvested dividends. For information about the peer group, please see "Market Factors in Setting Compensation" on page 32.

LONG TERM HISTORY OF CREATING STOCKHOLDER VALUE

$10,000 Compound Investment Growth - 10 Year



Free Cash Flow*
(in millions)



*   *Free Cash Flow is not prepared in accordance with generally accepted accounting principles in the United States (GAAP). For a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measures and insight into how this non-GAAP measure is considered by management, please see Annex A.*

Highlights of 2020 Compensation Program

Middleby's Compensation Committee made significant changes to the 2020 compensation program for our Named Executive Officers—both to manage the effects of the COVID-19 pandemic and in response to meaningful stockholder engagement. As discussed below, such changes included (1) converting a significant portion of our NEOs' respective base salaries into time-based equity grants, (2) not awarding annual cash bonuses, as determined by the Compensation Committee for fiscal year 2020 to our NEOs, and (3) issuing new long-term equity incentive awards that incorporate new performance metrics and a holding period to address stockholder concerns.

The following chart summarizes the elements of direct compensation paid to our Named Executive Officers in fiscal year 2020.

Compensation element	How paid	Metrics and Vesting
Base salary	Cash	Typically based on the Company's current business environment, the individual's level of responsibility and merit within the Company, and peer benchmarking data.
		Beginning in March 2020 and in response to the COVID-19 pandemic, Messrs. FitzGerald and Brewer took no base salary for the remainder of fiscal year 2020, and instead received time-based equity grants in amounts equivalent to their respective foregone salaries. Messrs. Mittelman and Lindsay waived 50% of their respective base salaries and received time-based equity grants in amounts equivalent to the waived amounts.
Annual incentive compensation	Cash	COVID-19 began affecting the Company's international operations beginning in February 2020—around the same time the Compensation Committee typically develops the performance goals for the annual cash-based incentive compensation program. The Compensation Committee and our NEOs collectively agreed not to devote resources to the 2020 annual cash-based incentive compensation program and instead focused all efforts on the Company's response to changing business and operating conditions. Accordingly, the Compensation Committee did not approve awards under our annual cash-based incentive compensation program for fiscal year 2020.
Long-term equity incentives	2/3 performance-based restricted stock units (RSUs)	The Company is transitioning to a new LTI award structure in response to stockholder feedback. In fiscal year 2020 only, these awards of restricted stock units ("RSUs") will cliff vest, to the extent earned, at the end of the two-year performance period based on continued employment and performance against goals for Enterprise Value Growth (Less Net Debt) per share (50%) and Adjusted EPS (50%). Final awards may be modified (+/- 25%) based on Middleby's TSR compared to TSR for our peer group. Awards made in fiscal year 2021 and thereafter will have a three-year performance period.
	1/3 time-based RSUs at target	In fiscal year 2020 only, the RSUs will vest in equal tranches on the first and second anniversaries of the grant date, subject to continued employment. Shares underlying the vested RSUs must be held until the associated performance RSUs vest (or fail to vest based on performance). Awards made in fiscal year 2021 and thereafter will have a three-year vesting period.

Stockholder Engagement Following the Say on Pay Vote

We are committed to seeking and considering stockholder feedback in designing and managing our executive compensation program. At the 2020 Annual Meeting, support for the Say on Pay proposal was 56%. The Compensation Committee and the Board recognized that this vote signaled material stockholder concerns with the compensation program for our NEOs. In response, we enhanced our annual stockholder engagement to better understand those concerns and to reconsider our executive compensation program design and make other appropriate changes as needed. This year, we proactively engaged with our stockholders regarding executive compensation and other corporate governance matters throughout the year, as discussed further in "*Governance—Stockholder Engagement*."

The Company engaged with stockholders during the fourth quarter of 2020 to discuss a variety of matters, including the Say on Pay vote, COVID-19-related compensation actions, and proposed changes to the 2021 LTI grant process. We contacted our top 25 stockholders, representing approximately 82% of our total shares outstanding, and senior leaders, including our Chairman of the Board, held meetings with stockholders representing approximately 43% of our total outstanding shares. Compensation-related feedback from these meetings was communicated to our Compensation Committee and to our full Board, and discussed with management as appropriate.

Our compensation program has been developed in response to, and as a product of, past discussions with our stockholders. Our stockholders had five significant suggestions regarding our long-term equity incentive program, and the Compensation Committee considered and ultimately acted upon all five.

What we heard		How we responded
The performance metrics and performance periods for the long-term equity incentive program and the short-term cash incentive program had significant overlap, which stockholders did not think was appropriate.	→	Long-term grants of performance-based equity will now cliff vest, to the extent earned, only at the end of a three-year (two-year for fiscal year 2020) performance period. The long- and short-term incentive plans now have distinct performance periods and vesting metrics.
Our performance-based long term equity awards had opportunities for annual vesting during the performance period, which stockholders believed was inconsistent with the objective of a long-term incentive award.	→	Performance-based equity grants will now cliff vest, to the extent earned, only at the end of a three-year (two-year for fiscal year 2020) performance period, with no opportunity for interim or "make-up" vesting.
Stockholders believe our long-term equity incentive program should incorporate a capital efficiency performance metric.	→	Performance-based equity awards are now subject to a capital efficiency metric, Enterprise Value Growth (Less Net Debt) per share, in addition to Adjusted EPS and the TSR modifier.
Stockholders believe our long-term equity incentive program should incorporate relative TSR as a performance metric.	→	Performance-based equity awards are now potentially impacted by as much as 25% positive or negative, depending on the Company's relative Total Shareholder Return ("TSR") for the performance period as compared to TSR for our peer group.
Stockholders were supportive of our ongoing practice of imposing restrictions on the transfer of executives' vested equity awards.	→	Time-based equity awards will vest in annual increments, but vested shares must be held until the associated performance shares vest (or fail to vest, based on performance).

Stockholders did not raise any other material suggestions or concerns, and they were generally supportive of our proposed changes to the compensation structure. Stockholders also expressed their approval of the decisive actions taken by the Board and management to respond to the pandemic, conserve capital, and position the Company appropriately for the future. In addition, stockholders approved of the Company's approach in terms of increased governance disclosures and planned issuance of updated 2021 ESG report.

Compensation Objectives and Philosophy

The Company's compensation and benefits programs are influenced by our business culture and are designed to maximize strategic Company goals. The objectives of our compensation program are described below.

Attract and Retain Executive Talent—The Company offers compensation packages that aim to attract and retain qualified executive talent and deliver increasing rewards for extraordinary performance.

Link Executive Compensation with Operating Performance—The Compensation Committee structures a portion of the compensation for our Named Executive Officers and senior management to vary based on the Company's financial and operating performance in order to drive a sustained increase in stockholder value. In a typical year, a significant portion of an executive's annual compensation is at risk and linked to the achievement of corporate goals that are tailored to the Company's strategic plan.

Link Executive Equity Incentive Compensation with Stockholder Interests—Long-term equity incentive compensation granted to our Named Executive Officers in fiscal year 2020 was divided between performance-based (67%) and time-based restricted stock units (33%) to (i) align our Named Executive Officers' interests with stockholder interests through the shared experience of stock ownership; (ii) tie performance goals and payouts directly to metrics that are critical drivers of financial and operational success, stockholder value creation, and strategic objectives; and (iii) include a time-based component that encourages executive retention and discourages excess risk-taking by executives.

Facilitate a High-Growth Company Strategy—The Company provides incentive compensation that rewards executives for strong growth in earnings, which is expected to generate strong stockholder return. Performance goals are generally consistent with the Company's performance expectations, but are tiered to ensure that awards will increase when Middleby out-performs the market. Likewise, our incentive compensation programs are designed to result in no payouts when Middleby underperforms threshold goals.

Parties Involved in Compensation Decisions

Role of the Compensation Committee

The Compensation Committee, consisting entirely of independent directors, is responsible for establishing, implementing, and monitoring adherence with the Company's compensation program and providing input to the Board with respect to management development and succession planning. The role of the Compensation Committee is to oversee, on behalf of the Board and for the benefit of the Company and its stockholders, the Company's compensation plans. For additional information on the members, structure, scope of authority, and operation of the Compensation Committee, see "*Governance—Committees of the Board*."

The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board with respect to the CEO's compensation based on this evaluation. The Compensation Committee also evaluates the other Named Executive Officers' performance and, either as a committee or together with the other independent directors (as directed by the Board), determines and approves their compensation.

Role of the Compensation Committee's Independent Compensation Consultant

The Compensation Committee has the power to retain independent compensation consultants, legal counsel, or other advisors as it may deem appropriate to assist it in the performance of its duties and responsibilities, without consulting or obtaining the approval of management. The Compensation Committee recognizes the importance of objective, independent expertise and advice in carrying out its responsibilities.

Since November 2017, the Compensation Committee has retained the Rewards Solutions practice of Aon as its independent consultant. Aon reports directly to, and is directly accountable to, the Compensation Committee, and the Compensation Committee has the sole authority to retain, terminate, and obtain Aon's advice at the Company's expense. The Compensation Committee selected Aon as consultants because of Aon's public company compensation experience and governance understanding and access to market competitive data.

With Aon's assistance, the Compensation Committee monitors market compensation practices and developments, as well as the appropriateness of the various components of Middleby's executive pay program. The Compensation Committee believes that obtaining relevant market and benchmark data is very important because it provides helpful context and a solid reference point for making decisions. When making determinations about compensation for our executives, the Compensation Committee also considers corporate and individual performance, any shifts in the current or anticipated future domains and function of the

executive officers, and the input of other directors who are not members of the Compensation Committee.

In the past, the Compensation Committee has worked with Aon to: assess our executive compensation philosophy, objectives and components; develop a peer group of companies for compensation comparison purposes; review considerations and market practices related to the design of cash and equity incentive plans and trends in the capital goods industry; review our equity compensation strategy; and review director compensation market practices. For fiscal year 2020 specifically, Aon assisted the Compensation Committee with evaluating the appropriateness of the peer group, providing CEO and NEO benchmark compensation data, designing our incentive plans, and following good compensation practices. While the Compensation Committee takes into consideration the review and recommendations of Aon when making decisions about the Company's executive compensation program, ultimately the Compensation Committee makes its own independent decisions about compensation matters.

The Compensation Committee has assessed the independence of Aon pursuant to SEC and NASDAQ rules, considering each of the relevant factors with respect to a compensation consultant's independence. The Compensation Committee also considered the nature and amount of work performed for the Compensation Committee and the fees paid for those services in relation to Aon's total revenues. Aon provides no services to the Company other than its services to the Compensation Committee, has no other ties to management that could jeopardize its fully independent status, and has strong internal governance policies that help ensure it maintains its independence. Aon has conducted a review of its performance, and has prepared an independence letter for the Compensation Committee that provides assurances and confirmation of the consultant's independent status under the standards. None of the Compensation Committee members and none of our executive officers or directors have any personal relationship with Aon.

Role of the CEO

The CEO annually reviews the performance of each executive officer other than himself. For each such executive, this review includes an analysis of actual operating performance versus pre-determined operating performance targets, measures taken to improve efficiency of operations within the executive's area of responsibility, completion of special projects, and an assessment of the executive's commitment to the Company's core operating principles. Based on his review, the CEO develops a recommendation to the Compensation Committee for each executive's annual base salary, annual incentive plan opportunity and payout, and the basis for long-term equity-based grants.

The Compensation Committee uses the same methodology to establish the compensation package for the CEO.

Compensation Decision-Making Process

The Compensation Committee retained Aon to assess the appropriateness of the peer group and obtain market compensation data to inform CEO and other NEO compensation decisions with respect to base salary, short term annual incentives, and long term equity compensation programs for 2020 and future years. The Compensation Committee reviewed that compensation data, considering market best practices as well as the Company's historical compensation program design in evaluating alternatives. The Compensation Committee also considers, when setting each executive's compensation, the executive's experience in his or her role, tenure with the Company, individual performance contributions and expected future performance contributions, and the Company's critical retention needs.

This year, the Compensation Committee paid particular attention to the COVID-19 pandemic and its effects on Middleby's business and on our customers. For example, the Compensation Committee determined it would be prudent to not make adjustments to base salaries for the CEO and other NEOs. In addition, the Compensation Committee did not approve awards under an annual incentive plan this year.

Market Factors in Setting Compensation

The Compensation Committee uses comparative compensation information from a relevant group of peer companies as one of several points of reference when setting the compensation of our CEO. The Committee typically reviews CEO compensation benchmarking data every two to three years.

In February 2019, the Compensation Committee developed the peer group, with Aon's assistance. The peer group was chosen based primarily on revenue, market capitalization, industry, brand leadership, and international scope. The Compensation Committee considers data from the companies in the peer group to compare total compensation and individual compensation elements for our Named Executive Officers with compensation for officers in comparable positions. The Compensation Committee retains discretion in determining how it will use peer group data.

The Compensation Committee periodically reassesses the companies within the peer group and makes changes as appropriate, considering mergers and acquisitions, changes in Middleby's business, and other factors. After review, the Compensation Committee confirmed the existing peer group remained appropriate as a reference for 2020 pay determinations. The 2020 peer group consisted of the following companies which is hereafter referred to as the "Peer Group":

Barnes Group Inc.	ITT Inc.
Crane Co.	John Bean Technologies Corporation
Dover Corporation	Nordson Corporation
Flowserve Corporation	Pentair plc
Fortive Corporation	Snap-on Incorporated
Gardner Denver Holdings, Inc.	Welbilt, Inc.
Graco Inc.	Woodward, Inc.
IDEX Corporation	Xylem Inc.

At the time the Peer Group was developed, Middleby was positioned near the median in terms of market capitalization and in slightly above the median in terms of revenue.



Market Capitalization
(in billions)



Revenue
(in billions)

For fiscal year 2020 compensation purposes, Aon presented the Compensation Committee with data regarding compensation for our four named executive officer positions. Aon collected this information from 2019 compensation data from our peer group, a general industry survey (conducted by Aon for other purposes) of 628 companies, a capital goods industry survey (conducted by Aon for other purposes) of 150 capital goods companies with annual revenues between $1.9 billion and $7.4 billion, and the WTW Executive Survey (reflecting data from 116 high-technology companies).

Aon compiled compensation data at the 25th percentile, median, and 75th percentile levels from each of these data sources, as well as consensus (i.e., average) compensation data, for base salaries, target annual cash incentive awards, target long-term equity awards, and total target direct compensation for individual executive officer positions. Using this data, the Compensation Committee confirmed that the 2020 compensation packages for our Named Executive Officers are at an appropriate level in comparison to the market.

Fiscal Year 2020 Compensation Decisions

The Company's compensation program is generally divided into three elements: base salary, annual cash incentive, and long term equity-based incentive. We use the mix of these elements to emphasize pay for performance and to recognize the different value brought by individual jobs within the Company. For example, our CEO has the greatest responsibility for the operation and performance of the business and, accordingly, the most potential upside in compensation, but he also has the most compensation at risk, depending on Middleby's financial performance. As

discussed in this Compensation Discussion and Analysis, fiscal year 2020 was an unusual year because annual cash incentive bonuses were not awarded under our bonus plan.

Base Salary

Base salary is fixed and provides some stable income since the other elements of our NEOs' compensation are at significant risk. Annual base salary levels and any increases are budgeted based on the Company's current business environment and the individual's level of responsibility and merit within the Company.

For fiscal year 2020, the Compensation Committee did not approve any adjustments to base salaries and as a result, the base salaries for our NEOs were the same as in fiscal year 2019.

Named Executive Officer	2020 Base Salary
Timothy J. FitzGerald (CEO)	$975,000
Bryan E. Mittelman (CFO)	$425,000
David Brewer (Executive VP and COO)	$850,000
Martin M. Lindsay (Chief Risk and Administration Officer, Treasurer and Secretary)	$350,000

Effective April 9, 2020, in light of the disruption and uncertainty created by the COVID-19 pandemic and its anticipated impact on our operations, Messrs. FitzGerald and Brewer each waived 100 percent of their remaining fiscal year 2020 base salaries, and Messrs. Mittelman and Lindsay each waived 50 percent of their remaining fiscal year 2020 base salaries. In exchange for those waivers, each Named Executive Officer received a grant of Middleby restricted common stock having a grant date fair value equal to the amount of the NEO's waived salary, with a vesting date of December 28, 2020.

Annual Performance-Based Incentive Program

The Company's Value Creation Incentive Plan ("VCIP") provides for annual performance-based cash compensation. Under the VCIP, the Compensation Committee can establish performance goals utilizing multiple metrics, with the flexibility to adjust metrics and goals to address changing business needs. The VCIP is intended to provide an incentive for strong performance and to motivate eligible employees toward the highest level of achievement and business results by tying their goals and interests to those of the Company and our stockholders.

COVID-19 began affecting the Company's international operations beginning in February 2020—around the same time the Compensation Committee typically develops the performance goals for the Company's annual cash-based incentive compensation program. The Company quickly pivoted Board and management resources to addressing the pandemic. In April 2020, the Compensation Committee and our NEOs collectively agreed not to devote resources to the 2020 annual cash-based incentive compensation program and instead focused all efforts on the Company's response to changing business and operating conditions. Accordingly, the Compensation Committee did

not approve a fiscal year 2020 annual cash-based incentive compensation program for our NEOs.

In addition, amounts earned by our NEOs as annual cash-based incentive compensation for fiscal year 2019 were paid in shares of Middleby common stock to conserve cash. These shares were awarded on March 25, 2020, after the completion of the Company's fiscal year-end audit and after the Compensation Committee certified that the 2019 VCIP goals had been attained. The number of shares awarded to each NEO was determined by dividing the aggregate value of such NEO's bonus payable for fiscal year 2019 performance by the closing price of our stock on March 25, 2020.

Equity-Based Incentive Compensation

Based on feedback from stockholders, in fiscal year 2020, the Compensation Committee made significant structural modifications to the Company's Long Term Equity Incentive Awards ("LTI") to add an enhanced capital efficiency performance metric, incorporate a TSR modifier, differentiate the performance periods and performance metrics for the long- and short-term incentive plans, and impose restrictions on the transfer of vested shares. The resulting LTI structure is consistent with leading governance practices, serves as an effective reference for senior managers when making decisions for their respective operations, and further aligns management with stockholder interests. The following table summarizes the legacy LTI program and the changes adopted for future years. Because fiscal year 2020 was a transitional year bridging the gap between the legacy and new program, the Compensation Committee granted fiscal year 2020 LTI awards with most of the features of our new program, but with a two-year performance and vesting period instead of three years.

Component	Legacy LTI Practices	New LTI Practices
Award Type	Time-based restricted stock awards ("RSAs") (1/3 weight) Performance-based RSAs (2/3 weight)	Time-based RSUs (1/3 weight) Performance-based RSUs (2/3 weight)
Award Timing	LTI awards made every three years	LTI awards made annually
Term	Three years	Three years*
Performance and Vesting Period	Time-based awards: annual vesting Performance-based awards: annual vesting with possible lookback aggregate vesting	Time-based awards: ratable over three years*, but must be held until the associated performance-based RSUs vest (or fail to vest based on performance) Performance-based awards: cliff vest to the extent earned, at the end of the three-year* performance period
Performance Criteria	EPS (50% weighting) EBITDA (50% weighting) These were the same performance metrics used in the short-term cash incentive plan	Adjusted EPS (50% weighting) Enterprise Value Growth, less Net Debt (50% weighting) per share
TSR Modifier	N/A	TSR modifier • Vested performance shares increase by 25% for three-year* TSR performance that is at or above the 75th percentile versus the Peer Group • Vested performance shares are unchanged for three-year* TSR performance that is between the 25th and 75th percentile versus Peer Group • Vested performance shares decrease by 25% for three-year* TSR performance that is at or below the 25th percentile versus the Peer Group

* The fiscal year 2020 LTI grants to our NEOs have a two-year performance period to bridge the gap between the vesting periods of the legacy LTI program and the new LTI program. The TSR modifier, if it applies, will be based on Middleby's two-year TSR performance versus the Peer Group.

2020 Long-Term Equity Incentive Awards

In December 2020, the Compensation Committee approved LTI equity awards to our Named Executive Officers consisting of time-based RSUs (33.3% of target LTI value) and performance-based RSUs (66.7% of target LTI value). The time-based RSUs will vest, subject to each NEO's continued employment, in equal increments, in March 2022 and March 2023. The performance period for the performance-based RSUs covers fiscal years 2021 and 2022, and vesting, if any, will be approved by the Compensation Committee in the first quarter of fiscal year 2023. The Compensation Committee adopted a two-year performance and vesting period for these grants to facilitate the transition to the new LTI grant structure and to sync with legacy unvested LTI awards. All future equity grants are expected to have a three-year performance and vesting period.

The Compensation Committee sets the grant date target value for LTI awards for our Named Executive Officers other than the CEO. Using market-based long-term equity grant values and incentive plan design information provided by the Compensation Committee's independent compensation consultants as a guide, Mr. FitzGerald recommends to the Compensation Committee awards for our Named Executive Officers (other than himself) and members of senior management.

The Board established Mr. FitzGerald's target LTI award based upon the recommendations of the Compensation Committee. In forming its recommendation, the Compensation Committee reviewed competitive compensation data for the Peer Group provided by Aon and considered other relevant factors. The Compensation Committee also considered the shortened performance period and adjusted the grant date fair value of the award accordingly.

Target LTI awards for our Named Executive Officers are shown below.

Executive	Grant date target value of award* ($)	Target performance-based RSUs (#)	Target time-based RSUs (#)
Timothy J. FitzGerald	$ 4,189,900	21,666	10,834
Bryan E. Mittelman	$ 966,900	5,000	2,500
David Brewer**	$ 0	NA	NA
Martin M. Lindsay	$ 966,900	5,000	2,500

* The Compensation Committee determined the number of RSUs to grant based on the price of Middleby common stock on December 31, 2020, which was $128.92 per share.

** David Brewer did not receive a long-term equity incentive award in connection with the Company's strategic plan.

Performance Targets for 2020 LTI Awards

The performance-based RSUs have two primary, equally weighted, metrics: Adjusted EPS and Enterprise Value Growth (Less Net Debt) per share.

Metric	Definition	Rationale
Adjusted EPS	Net Earnings plus the following: amortization, restructuring expenses, acquisition-related inventory step-up charges, facility consolidation expense, net periodic pension benefit other than service costs, one-time restructuring costs, and income tax effect of pre-tax adjustments.	This is a transparent metric that is reported in Middleby's earnings releases, that closely aligns with stockholder growth expectations, and that is closely aligned with the valuation of the Company.
Enterprise Value Growth (Less Net Debt) Per Share	Adjusted EBITDA multiplied by a market multiple minus Net Debt, with the result divided by shares outstanding.	This metric closely aligns to stockholder value creation by comprehensively capturing growth and capital efficiency, and incorporating cash flow generation, fluctuation in debt balances, utilization of equity, and changes to total shares outstanding. During our recent stockholder engagement process, stockholders expressed a preference for a comprehensive capital efficiency return metric.

Performance targets are set based on management's multi-year forecast of Adjusted EPS and Enterprise Value Growth (Less Net Debt) per share performance. The maximum possible performance is 200% of target, based on our performance against these measures. We do not disclose the measures of Adjusted EPS and Enterprise Value Growth (Less Net Debt) per share due to the competitive harm that could result from this disclosure. Consistent with stockholder feedback, the performance targets for the performance period that spans fiscal years 2021 and 2022 reflect rigorous goals that anticipate much stronger growth than we experienced in fiscal year 2020 because of the negative impact of the pandemic.

Once awards are calculated based on Middleby's performance for the two-year performance period ("Pre-TSR Vested Shares"), the Compensation Committee will calculate whether the TSR modifier applies. If Middleby's TSR for the two-year performance period is in the top 25% of TSR for the Peer Group, the final grants to our Named Executive Officers will equal the number of Pre-TSR Vested Shares multiplied by 125%. Conversely, if Middleby's TSR for the two-year performance period is in the bottom 25% of TSR for the Peer Group, the final grants to our Named Executive Officers will equal the number of Pre-TSR Vested Shares multiplied

by 75%. Final awards will equal the number Pre-TSR Vested Shares if Middleby's TSR falls in the middle of the Peer Group.

Time-Based RSUs

The time-based LTI awards vest ratably over two years, so long as the recipient is still employed by the Company. However, the shares underlying the vested RSUs may not be sold or otherwise transferred until the associated performance-based RSUs vest (or fail to vest based on performance).

Stock Ownership Guidelines

Company guidelines require our Named Executive Officers to own a prescribed amount of Middleby common stock, expressed as a multiple of their respective base salaries. The base salary multiples are set by the Compensation Committee at levels consistent with the individual's level of responsibility within the Company. Unvested time-based equity counts toward an executive's required holdings, but unvested performance-based equity does not. Any covered executives who have not yet met their stock ownership requirements are required to retain 50% of all net shares (post tax) that vest until the minimum share ownership requirement is achieved.

As of December 31, 2020, all of our Named Executive Officers exceeded the minimum stock ownership requirements, as shown below.



Stock Ownership
(in thousands)

6x base salary CEO **2x** base salary Other NEOs

Clawback Policy

The Company maintains a Clawback Policy, which requires reimbursement or forfeiture of all or a portion of any incentive compensation (which includes, without limitation, annual bonuses and other short- and long-term cash incentives, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units) received by a current or former executive officer during the preceding three (3) completed fiscal years in the event that:

(a) the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under securities laws and

(b) the restated result indicates that any executive officer received additional incentive compensation based on the erroneous data. The Company is entitled to recover the amount of excess incentive compensation paid to any executive officer over the incentive compensation that would have been paid to the executive officer had it been based on the restated results, as determined by the Board.

Additional Compensation Information

Derivatives Trading, Hedging and Pledging

Pursuant to our Insider Trading Compliance Program, all employees, officers, and directors are prohibited from engaging in any speculative transactions in Middleby stock, including engaging in short sales; transactions involving put options, call options, or other derivative securities; or any other forms of hedging transaction, such as collars or forward sale contracts, designed to decrease the risks associated with holding Middleby stock, except in certain circumstances that must be pre-cleared with the Company's insider trading compliance officers.

Post-Employment Benefits

The Company provides very limited post-employment benefits, as described under "*Potential Payments Upon Termination or Change in Control.*"

Limited Perquisites

Our Named Executive Officers and senior executives receive only limited perquisites. Middleby does not offer our NEOs automobile allowances, club memberships, or other professional fee reimbursements.

Employment Agreements

To attract and retain highly skilled executives and to provide for certainty regarding rights and obligations, the Company has historically provided employment agreements to certain of its executive officers. For more information, see "*Employment Agreement with Timothy J. FitzGerald.*"

Risk Assessment Regarding Company Compensation Program

The Compensation Committee is committed to ensuring that none of Middleby's compensation policies and practices—particularly the performance-based compensation—pose excessive risks. The Compensation Committee, together with the Chairperson of the Audit Committee and executive management, has considered the risks arising from the Company's compensation policies and practices and concluded that those policies and practices are not reasonably likely to have a material adverse effect on the Company. In particular, the Compensation Committee determined that Middleby's executive compensation program includes several "risk mitigating" elements, such as stock ownership requirements for our NEOs and other senior executives, substantial time-based components in the total compensation mix, the use of multiple performance metrics in our incentive plans, and limitations on the payouts that can be earned through the incentive plans.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee, consisting entirely of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with the Company's management. Based on this review and discussion, the Compensation Committee recommends to the Company's Board that the CD&A be included in these proxy materials.

The Compensation Committee:
John R. Miller III, Chairman,
Gordon O'Brien and Sarah Palisi Chapin

Executive Compensation Tables

Summary Compensation Table for Fiscal Year 2020

The following table sets forth information concerning the annual and long-term compensation for services to the Company in all capacities received by the following individuals, who are were collectively referred to as the Company's "Named Executive Officers" for fiscal year 2020: the Chief Executive Officer, the Chief Financial Officer, and the two other most highly compensated executive officers. The table covers compensation for fiscal years 2018, 2019, and 2020 to the extent the individuals listed were Named Executive Officers in those years.[1]

	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension ($)	Other ($)	Total ($)
Timothy J. FitzGerald	2020	975,000[3]	—	4,363,011	—	—	—	7,182[7]	5,345,194
	2019	975,000	—	5,057,550	—	1,149,688	—	15,945	7,198,183
	2018	850,000	850,000	1,850,000	—	—	—	11,555	3,561,555
Bryan E. Mittelman	2020	425,000[4]	—	1,006,850	—	—	—	6,042[8]	1,437,892
	2019	425,000	—	1,123,900	—	358,417	—	8,363	1,915,680
	2018	—	—	—	—	—	—	—	—
David Brewer	2020	850,000[5]	—	—	—	—	—	7,551[9]	857,551
	2019	850,000	—	2,528,775	—	1,002,292	—	13,759	4,394,826
	2018	750,000	750,000	—	—	—	—	12,507	—
Martin M. Lindsay	2020	350,000[6]	—	1,006,850	—	—	—	6,177[10]	1,363,027
	2019	350,000	—	1,123,900	—	295,167	—	7,081	1,776,148
	2018	220,000	550,000	—	—	—	—	8,205	778,205

(1) **2020 CEO and Other NEOs Realized Compensation Comparison**

The charts below illustrate the compensation actually realized by our CEO and other NEOs with respect to the 2020 fiscal year, relative to the compensation disclosures that are reflected in the Summary Compensation Table as required by applicable SEC rules (either with respect to the fiscal year 2020 or any prior fiscal years).

2020 CEO Realized Pay Comparison

	Summary Compensation Table ($)	Realized Pay ($)	Realized Pay Percentage Relative to SCT (%)
Base Salary	975,000	269,096	27.60
Non-Equity Incentive Plan Compensation	—	—	N/A
Stock Award	4,363,011	841,250	19.28
Salary Reduction Grant		705,904	N/A
Appreciation of Salary Reduction Grant		831,334	N/A
All Other Compensation	7,182	7,182	100.00
Total	5,345,193	2,654,766	49.67

2020 Other NEOs Realized Pay Comparison (Average)

	Summary Compensation Table ($)	Realized Pay ($)	Realized Pay Percentage Relative to SCT (%)
Base Salary	541,667	209,666	38.71
Non-Equity Incentive Plan Compensation	—	—	N/A
Stock Award	671,233	299,238	44.58
Salary Reduction Grant		298,667	N/A
Appreciation of Salary Reduction Grant		351,735	N/A
All Other Compensation	6,590	6,590	100.00
Total	1,219,490	1,165,897	95.61

2020 Realized Pay includes the following:

Base Salary represents the fixed cash remuneration paid in fiscal year 2020

Non-Equity Incentive Plan Compensation represents the annual incentive bonus plan with respect to services performed in fiscal year-2020

Stock Awards represents the fair value of time-based restricted stock that vested in the first quarter of 2021 with respect to services performed in the 2020 fiscal year

Salary Reduction Grant represents the value of stock grants that are equal to the amount of cash base salary that was waived by our CEO and our NEOs in April 2020

Appreciation of Salary Reduction Grant represents the difference in the fair value of the Salary Reduction Grant as of the December 28, 2020 vesting date and the amount of base salary that was waived

All Other Compensation is unchanged from the Summary Compensation Table

The amount of base salary that our CEO and other NEOs realized in cash in fiscal year 2020 was only 27.6% and 38.7%, respectively, of the value disclosed in the Summary Compensation Table for 2020. The CEO and other NEOs waived a portion of their base salary in exchange for a restricted stock grant that vested on December 28, 2020 and is reflected in the Stock Awards row in the table above.

The amount of stock awards that our CEO and other NEOs realized in the 2020 fiscal year was only 19.28% and 44.58%, respectively, of the value disclosed in the Summary Compensation Table for such year. The reasons for this difference are (i) the CEO and other NEOs were granted restricted stock units on December 31, 2020 that are reflected in the Summary Compensation Table, but none of which was reflected in 2020 Realized Pay, and (ii) included in 2020 Realized Pay is a tranche of time-based restricted stock that vested on March 10, 2021, and is valued at the closing stock price on March 10, 2021 of $168.25 per share.

Our CEO's and other NEOs' total 2020 Realized Pay was approximately 49.67% and 95.61%, respectively, of the value disclosed in the Summary Compensation Table for fiscal year 2020. Further, we included the vesting of 1,250 shares of time-based restricted stock granted to Mr. Mittelman on July 16, 2018, of which 1,250 shares vested on July 16, 2020. This 2020 Realized Pay is not included in the Summary Compensation Table with respect to fiscal year 2020.

(2) The amounts reported in the "Stock Awards" column of the table reflect the fair value on the grant date of equity awards granted to certain of our Named Executive Officers determined in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, excluding the effect of estimated forfeitures. For time-based vesting restricted stock awards and RSUs, fair value is computed by multiplying the total number of shares subject to the award (or target number of shares, if applicable) by the closing price per share of our common stock as reported on the date of grant. The performance-based vesting restricted stock units ("PSUs") have been calculated based on the probable outcome of the applicable performance conditions and a Monte Carlo simulation valuation model. The closing trading value of our Common Stock was $128.92 per share on December 31, 2020. Refer to the footnotes to the Grants of Plan-Based Awards table for the assumptions made when calculating the grant date fair values of the fiscal year 2020 grants of time-based restricted stock, RSUs and PSUs.

(3) On April 10, 2020, Mr. FitzGerald elected to forego $705,904 of his annual base salary in respect of fiscal year 2020. In lieu of such foregone base salary, the Compensation Committee determined to award him 12,154 shares of our restricted stock, which grant had an aggregate grant date fair value equal to the amount of such foregone salary. The restricted stock vested in full on December 28, 2020.

(4) On April 10, 2020, Mr. Mittelman elected to forego $153,853 of his annual base salary in respect of fiscal year 2020. In lieu of such foregone base salary, the Compensation Committee determined to award him 2,648 shares of our restricted stock, which grant had an aggregate grant date fair value equal to the amount of such foregone salary. The restricted stock vested in full on December 28, 2020.

(5) On April 10, 2020, Mr. Brewer elected to forego $615,415 of his annual base salary in respect of fiscal year 2020. In lieu of such foregone base salary, the Compensation Committee determined to award him 10,596 shares of our restricted stock, which grant had an aggregate grant date fair value equal to the amount of such foregone salary. The restricted stock vested in full on December 28, 2020.

(6) On April 10, 2020, Mr. Lindsay elected to forego $126,730 of his annual base salary in respect of fiscal year 2020. In lieu of such foregone base salary, the Compensation Committee determined to award him 2,182 shares of our restricted stock, which grant had an aggregate grant date fair value equal to the amount of such foregone salary. The restricted stock vested in full on December 28, 2020.

(7) All other compensation amounts in 2020 for Mr. FitzGerald include a $1,375 Company contribution to a health savings account, $557 in Company paid life insurance premiums, and a 401(k) Company matching contribution of $5,250.

(8) All other compensation amounts in 2020 for Mr. Mittelman include a $1,375 Company contribution to a health savings account, $1,316 in Company paid life insurance premiums and a 401(k) Company matching contribution of $3,351.

(9) All other compensation amounts in 2020 for Mr. Brewer include a $1,375 Company contribution to a health savings account, $1,599 in Company paid life insurance premiums and a 401(k) Company matching contribution of $4,577.

(10) All other compensation amounts in 2020 for Mr. Lindsay include a $1,375 Company contribution to a health savings account, $2,042 in Company paid life insurance premiums and a 401(k) Company matching contribution of $2,760.

Employment Agreements with Named Executive Officers

The Company and MM have entered into employment agreements with Mr. FitzGerald as of the end of fiscal year 2020.

Timothy J. FitzGerald

The Company and MM entered into an amended and restated employment agreement with Mr. FitzGerald, at the time the Company's Vice President and Chief Financial Officer, effective on March 21, 2013, which the parties amended on February 19, 2018. Mr. FitzGerald's employment agreement expired on December 31, 2020. Under the agreement, Mr. FitzGerald receives an annual base salary, which is currently $975,000, and he is eligible to participate in and earn an annual bonus under the management incentive programs adopted by the Company from time to time, subject to the terms and conditions of such programs,

based on Mr. FitzGerald's achievement of performance targets established in the sole discretion of the Company. Mr. FitzGerald was appointed Chief Executive Officer of the Company and a member of the Board effective as of February 16, 2019, and the parties intend to enter into a new employment agreement to reflect such appointment.

The terms of the employment agreement relating to the termination of Mr. FitzGerald's employment are discussed below under the heading "Potential Payments Upon Termination or Change in Control."

Grants of Plan-Based Awards in Fiscal Year 2020

The following table sets forth information concerning cash incentive opportunities and grants of restricted stock units made to our Named Executive Officers during fiscal year 2020. The grant date set forth below is the date that the Board granted the award.

Name	Grant Date	Non-Equity[1]			Equity			Other Stock Awards (#)	Other Option Awards	Grant Date Fair Value ($)[3]
		Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)			
Timothy J. FitzGerald										
	3/25/2020[9]	—	—	—	—	—	—	20,644	—	1,149,688
	4/9/2020[4]	—	—	—	—	—	—	12,154	—	705,904
	12/31/2020[2][8]	—	—	—	8,125	21,666	54,166	—	—	2,966,292
	12/31/2020[10]	—	—	—	—	—	—	10,834	—	1,396,719
Bryan E. Mittelman										
	3/25/2020[9]	—	—	—	—	—	—	6,435	—	358,417
	4/9/2020[6]	—	—	—	—	—	—	2,649	—	153,854
	12/31/2020[2][8]	—	—	—	1,875	5,000	12,500	—	—	684,550
	12/31/2020[10]	—	—	—	—	—	—	2,500	—	322,300
David Brewer										
	3/25/2020[9]	—	—	—	—	—	—	17,997	—	1,002,292
	4/9/2020[5]	—	—	—	—	—	—	10,596	—	615,416
Martin M. Lindsay										
	3/25/2020[9]	—	—	—	—	—	—	5,300	—	295,167
	4/9/2020[7]	—	—	—	—	—	—	2,182	—	126,731
	12/31/2020[2][8]	—	—	—	1,875	5,000	12,500	—	—	684,550
	12/31/2020[10]	—	—	—	—	—	—	2,500	—	322,300

(1) The Compensation Committee determined not to award annual cash bonuses to our Named Executive Officers under the VCIP for fiscal year 2020 due to the impact of COVID-19 on the Company's financial performance.

(2) Represents the PSUs granted during 2020. Amounts shown in the "threshold" column represent the total number of PSUs that could be earned upon achievement of the performance criteria at the threshold level, including application of a negative 25% TSR modifier to threshold performance and continued employment through the applicable vesting dates. Amounts shown in the "target" column represent the number of PSUs that could be earned upon achievement of the performance criteria at the target level, including application of a positive 25% TSR modifier and continued employment through the applicable vesting dates. Amounts shown in the "maximum" column represent the maximum number of PSUs that could be earned upon achievement of the performance criteria at the maximum level, including application of a positive 25% TSR modifier and continued employment through the applicable vesting dates. Threshold, target and maximum reported numbers in the table above assume potential TSR performance below the 25th percentile for the threshold performance tier, from 25th percentile to 75th percentile for the target performance tier, and above 75th percentile for the maximum performance tier.

(3) Represents the fair value on the grant date of equity awards granted to certain of our Named Executive Officers, consistent with the estimate of the aggregate compensation cost to be recognized over the applicable service period determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For the restricted stock awards and RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing price per share of our common stock as reported on the date of grant. The closing trading value of our Common Stock was $58.08 per share on April 9, 2020 and $128.92 per share on December 31, 2020. The dollar amounts for the PSUs are calculated in accordance with FASB ASC Topic 718 and assume (i) payment of PSUs at target using a Monte Carlo simulation valuation model to reflect the impact of the TSR modifier, incorporating the following significant assumptions: (a) a risk-free interest rate of 0.13%, based on the two-year U.S. constant maturity treasury rates as of the grant date on a continuous compounding basis; (b) expected dividend yield of 0.0%; (c) expected volatility of 64.4%, based on the historical trading prices of Middleby with look-back periods commensurate with the expected term; and (d) expected term of 2.0 years.

(4) On April 10, 2020 Mr. FitzGerald waived 100% of his base salary in exchange for a grant of time-based restricted stock in an amount equal to the amount of base salary waived that vested on December 28, 2020 subject to continued employment.

(5) On April 10, 2020 Mr. Brewer waived 100% of his base salary in exchange for a grant of time-based restricted stock in an amount equal to the amount of base salary waived that vested on December 28, 2020 subject to continued employment.

(6) On April 10, 2020 Mr. Mittelman waived 50% of his base salary in exchange for a grant of time-based restricted stock in an amount equal to the amount of base salary waived that vested on December 28, 2020 subject to continued employment.

(7) On April 10, 2020 Mr. Lindsay waived 50% of his base salary in exchange for a grant of time-based restricted stock in an amount equal to the amount of base salary waived that vested on December 28, 2020 subject to continued employment.

(8) On December 31, 2020, each NEO (other than Mr. Brewer) was granted PSUs that vest based upon Adjusted EPS growth and EV growth performance metrics with respect to the performance period commencing on January 2, 2021 and ending on December 31, 2022. Vesting of the PSUs are subject to approval by Compensation Committee following certification of 2022 financial results. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 25% for Company TSR performance in the bottom quartile measured against the Company peer group and increases the number of PSUs that can be earned by 25% for Company TSR performance in the top quartile measured against the Company peer group.

(9) Represents shares of stock that were issued in exchange for the NEO's annual cash bonus award under the VCIP for fiscal year 2019. Due to the impact of COVID-19 on the Company's business, payments under the VCIP were made in stock instead of cash. The shares of stock fully vested on date of grant. The number of shares issued was determined by dividing the amount shown in the Grant Date Fair Value column by the closing price of a share of our common stock on March 25, 2020.

(10) On December 31, 2020, each NEO (other than Mr. Brewer) was granted time-based RSUs that vest one-half on each of March 1, 2022 and March 1, 2023, subject to continued employment on each such vesting date.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table sets forth certain information concerning outstanding stock awards held by each of our Named Executive Officers under the LTIP at the end of fiscal year 2020.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Timothy J. FitzGerald	—	—	—	—	—	—	—	64,775(2)	8,523,904
Bryan E. Mittelman	—	—	—	—	—	—	—	16,617(3)	2,182,214
David Brewer	—	—	—	—	—	—	—	14,887(4)	1,919,232
Martin M. Lindsay	—	—	—	—	—	—	—	14,117(5)	1,859,914

(1) The amounts reported reflect the fair value on the grant date of equity awards granted to certain of our Named Executive Officers determined in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, excluding the effect of estimated forfeitures. For restricted stock awards, and time-based vesting RSUs, fair value is computed by multiplying the total number of shares subject to the award (or target number of shares, if applicable) by the closing price per share of our common stock as reported on the date of grant. The performance-based vesting restricted stock units ("PSUs") have been calculated based on the probable outcome of the applicable performance conditions and a Monte Carlo simulation valuation model. The closing trading value of our Common Stock was $128.92 per share on December 31, 2020. Refer to the footnotes to the Grants of Plan-Based Awards table for the assumptions made when calculating the grant date fair values of the fiscal year 2020 grants of time-based restricted stock, RSUs and PSUs.

(2) On August 9, 2019, Mr. FitzGerald was awarded (i) 30,000 target number of performance-based shares of restricted stock which included potential for a maximum vesting of 75,000 shares of performance-based restricted stock, and (ii) 15,000 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019 to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021 and March 10, 2022. 5,000 shares of time-based restricted stock vested on March 10, 2021. On December 31, 2020, Mr. FitzGerald was awarded (i) 21,666 target number of performance-based RSUs which included potential for maximum vesting of 54,166 performance-based RSUs, and (ii) 10,834 time-based RSUs. The performance based component of the award has a two-year performance period which would be earned based on the achievement of Adjusted EPS growth and EV growth performance metrics with respect to the January 2, 2021 to December 31, 2022 performance period. The performance-based RSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of RSUs that can be earned by 25% for Company TSR performance in the bottom quartile vs the Company peer group and increases the number of RSUs that can be earned by 25% for Company TSR performance in the top quartile vs the Company peer group.

(3) On August 9, 2019, Mr. Mittelman was awarded (i) 6,667 target number of performance-based shares of restricted stock which included potential for a maximum vesting of 16,667 shares of performance-based restricted stock, and (ii) 3,333 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019 to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021 and March 10, 2022. 1,111 shares of time-based restricted stock vested on March 10, 2021. On July 16, 2018, Mr. Mittelman was awarded 5,000 time-based shares of restricted stock, of which 2,500 shares remained unvested as of the end of the 2020 fiscal year. On December 31, 2020, Mr. Mittelman was awarded (i) 5,000 target number of performance-based RSUs which included potential for maximum vesting of 12,500 performance-based RSUs, and (ii) 2,500 time-based RSUs. The performance based component of the award has a two-year performance period which would be earned based on the achievement of Adjusted EPS growth and EV growth performance metrics with respect to the January 2, 2021 to December 31, 2022 performance period. The performance-based RSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of RSUs that can be earned by 25% for Company TSR performance in the bottom quartile vs the Company peer group and increases the number of RSUs that can be earned by 25% for Company TSR performance in the top quartile vs the Company peer group.

(4) On August 9, 2019, Mr. Brewer was awarded (i) 15,000 target number of performance-based shares of restricted stock which included potential for a maximum vesting of 37,500 shares of performance-based restricted stock, and (ii) 7,500 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019 to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021 and March 10, 2022. 2,500 shares of time-based restricted stock vested on March 10, 2021.

(5) On August 9, 2019, Mr. Lindsay was awarded (i) 6,667 target number of performance-based shares of restricted stock which included potential for a maximum vesting of 16,667 shares of performance-based restricted stock, and (ii) 3,333 time-based shares of restricted stock. The performance-based component of the award provides that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a three year performance period based on the achievement of specified cumulative increases in EBITDA and EPS. There is also the opportunity to earn a remaining portion of the award in up to 1/3 increments at the end of each of the 2019, 2020 and 2021 fiscal years based on annual EBITDA and EPS targets. The three-year performance period of the award is December 30, 2019 to January 1, 2022. The time-based component is scheduled to vest in 1/3 increments on each of March 10, 2020, March 10, 2021 and March 10, 2022. 1,111 shares of time-based restricted stock vested on March 10, 2021. On December 31, 2020, Mr. Lindsay was awarded (i) 5,000 target number of performance-based RSUs which included potential for maximum vesting of 12,500 performance-based RSUs, and (ii) 2,500 time-based RSUs. The performance based component of the award has a two-year performance period which would be earned based on the achievement of Adjusted EPS growth and EV growth performance metrics with respect to the January 2, 2021 to December 31, 2022 performance period. The performance-based RSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of RSUs that can be earned by 25% for Company TSR performance in the bottom quartile vs the Company peer group and increases the number of RSUs that can be earned by 25% for Company TSR performance in the top quartile vs the Company peer group.

Stock Vested for Fiscal Year 2020

The following table sets forth the aggregate amounts received or realized in connection with the vesting of stock awards under the LTIP during the 2020 fiscal year by each of the Named Executive Officers. There were no stock option exercises by the Named Executive Officers during the 2020 fiscal year.

Name	# of Shares Acquired	Value Recv
Timothy J. FitzGerald[1]	48,023	4,295,700
Bryan E. Mittelman[2]	13,717	1,154,124
David Brewer[3]	36,206	3,146,890
Martin M. Lindsay[4]	10,865	928,612

(1) Effective April 10, 2020, Mr. FitzGerald agreed to waive 100% of his base compensation through fiscal year end 2020. In exchange he received 12,154 shares of restricted stock having a value equal to the amount of the amount of pro-rated salary through fiscal year end 2020 (determined based on the closing price of our stock on April 9, 2020). The shares vested on December 28, 2020 based on continued employment. The total amount of base compensation that Mr. FitzGerald waived is equal to $705,904. On February 26, 2020, the Compensation Committee determined that a total of 10,225 performance-based shares were earned by Mr. FitzGerald, effective March 2, 2020, based on actual 2019 performance. 5,000 shares of time-based restricted stock vested on March 10, 2020. Amounts earned by Mr. FitzGerald as annual cash-based incentive compensation for fiscal year 2019 were paid in 20,644 shares of Middleby common stock rather than cash. These shares were awarded on March 25, 2020. The number of shares awarded to was determined by dividing the aggregate value of Mr. FitzGerald's bonus payable for fiscal year 2019 performance by the closing price of our stock on March 25, 2020.

(2) Effective April 10, 2020, Mr. Mittelman agreed to waive 100% of his base compensation through fiscal year end 2020. In exchange he received 2,649 shares of restricted stock having a value equal to the amount of the amount of pro-rated salary through fiscal year end 2020 (determined based on the closing price of our stock on April 9, 2020). The shares vested on December 28, 2020 based on continued employment. The total amount of base compensation that Mr. Mittelman waived is equal to $153,854. On February 26, 2020, the Compensation Committee determined that a total of 2,272 performance-based shares were earned by Mr. Mittelman, effective March 2, 2020, based on actual 2019 performance. 1,111 shares of time-based restricted stock vested on March 10, 2020. Amounts earned by Mr. Mittelman as annual cash-based incentive compensation for fiscal year 2019 were paid in 6,435 shares of Middleby common stock rather than cash. These shares were awarded on March 25, 2020. The number of shares awarded to was determined by dividing the aggregate value of Mr. Mittelman's bonus payable for fiscal year 2019 performance by the closing price of our stock on March 25, 2020. On July 16, 2018, Mr. Mittelman was awarded 5,000 time-based shares of restricted stock, of which 1,250 vested on July 16, 2020.

(3) Effective April 10, 2020, Mr. Brewer agreed to waive 100% of his base compensation through fiscal year end 2020. In exchange he received 10,596 shares of restricted stock having a value equal to the amount of the amount of pro-rated salary through fiscal year end 2020 (determined based on the closing price of our stock on April 9, 2020). The shares vested on December 28, 2020 based on continued employment. The total amount of base compensation that Mr. Brewer waived is equal to $615,416. On February 26, 2020, the Compensation Committee determined that a total of 5,113 performance-based shares were earned by Mr. Brewer, effective March 2, 2020, based on actual 2019 performance. 2,500 shares of time-based restricted stock vested on March 10, 2020. Amounts earned by Mr. Brewer as annual cash-based incentive compensation for fiscal year 2019 were paid in 17,997 shares of Middleby common stock rather than cash. These shares were awarded on March 25, 2020. The number of shares awarded to was determined by dividing the aggregate value of Mr. Brewer's bonus payable for fiscal year 2019 performance by the closing price of our stock on March 25, 2020.

(4) Effective April 10, 2020, Mr. Lindsay agreed to waive 100% of his base compensation through fiscal year end 2020. In exchange he received 2,182 shares of restricted stock having a value equal to the amount of the amount of pro-rated salary through fiscal year end 2020 (determined based on the closing price of our stock on April 9, 2020). The shares vested on December 28, 2020 based on continued employment. The total amount of base compensation that Mr. Lindsay waived is equal to $126,731. On February 26, 2020, the Compensation Committee determined that a total of 2,272 performance-based shares were earned by Mr. Lindsay, effective March 2, 2020, based on actual 2019 performance. 1,111 shares of time-based restricted stock vested on March 10, 2020. Amounts earned by Mr. Lindsay as annual cash-based incentive compensation for fiscal year 2019 were paid in 5,300 shares of Middleby common stock rather than cash. These shares were awarded on March 25, 2020. The number of shares awarded to was determined by dividing the aggregate value of Mr. Lindsay's bonus payable for fiscal year 2019 performance by the closing price of our stock on March 25, 2020.

Potential Payments Upon Termination or Change in Control

Under Employment Agreements

Timothy J. FitzGerald

During the term of Mr. FitzGerald's employment agreement, as described above under the heading *"Employment Agreements with Named Executive Officers,"* Mr. FitzGerald's employment can be terminated by the Company or MM or by Mr. FitzGerald at any time, or by the death of Mr. FitzGerald.

If Mr. FitzGerald's employment had been terminated by the Company for reasons other than "cause" (as defined in the employment agreement), or by Mr. FitzGerald due to a material diminution of his duties, or due to his death or disability, Mr. FitzGerald would have been entitled to a pro rata share of any incentive compensation under the VCIP that would otherwise have been payable to him based on actual performance had he remained employed by the Company until the last day of the fiscal year. In addition, if the Company terminated Mr. FitzGerald's employment without cause, or if Mr. FitzGerald terminated his employment due to a material diminution of his duties, Mr. FitzGerald would have been entitled to a lump sum payment equal to three times the sum of (i) his annual base salary for the full calendar year immediately prior to the date of termination and (ii) an amount equal to the greater of (x) the amount of his annual incentive bonus with respect to the full calendar year immediately prior to the year of termination and (y) the average of his annual incentive bonuses for each of the three calendar years immediately prior to the year of termination.

If any amount payable to Mr. FitzGerald is deemed under the Internal Revenue Code to be made in connection with a change in control of the Company and would result in imposition of an excise tax, the employment agreement provides that Mr. FitzGerald's payments will be reduced to an amount that would not result in the imposition of an excise tax, to the extent such reduction would result in a greater after-tax benefit to Mr. FitzGerald.

Under Equity Incentive Plans

In the event of a termination of employment by the Company other than for cause (with respect to Messrs. FitzGerald, Mittelman, Brewer, and Lindsay), or resignation due to a diminution of duties (with respect to Messrs. FitzGerald and Brewer), a portion of the time-based component of any outstanding share awards would immediately vest. The number of restricted shares that will vest will be determined by multiplying the number of shares granted by a fraction, the numerator of which is the number of days the Named Executive Officer was employed from the award grant date to the termination date, and the denominator of which is 1,169 minus the number of shares of time-based restricted stock from the same grant that vested prior to the termination date, if any. Further, the performance share award will immediately vest in that number of shares that would have vested based on actual performance, pro-rated for the number of days the executive officer worked through the date of termination. For this purpose, performance will be measured as of the end of the fiscal year in which the termination occurs, and those results will be extrapolated to the end of the original performance period. Any remaining shares that do not vest are forfeited.

In the event of a "change in control" (as defined in the performance share award agreement), all of the time-based shares, to the extent not already vested, would immediately vest as of the date of such change of control. The performance share award would immediately vest in the greater of (i) the target number of shares or (ii) the number of shares that would have vested based on actual performance measured immediately prior to the date of the change of control and extrapolated to the end of the performance period. Any remaining shares that do not vest are forfeited.

Quantification

The tables below illustrate the potential payments to each Named Executive Officer under each of the circumstances discussed above. The tables assume that the terminations or change in control, as applicable, took place on December 31, 2020, the last day of our 2020 fiscal year, and are based on the applicable executive's current employment terms and the closing value of our common stock on December 31, 2020, the last trading day of our 2020 fiscal year, which was $128.92 per share.

Name	Type of Payment	Involuntary Termination Without Cause		Voluntary Termination due to Material Diminution of Duties		Change in Control	
Timothy J. FitzGerald	Cash Severance	$	4,074,688	$	4,074,688	$	4,074,688
	Accelerated Vesting of Restricted Stock	$	1,894,650[1]	$	1,894,650[1]	$	3,838,593[1]
	Total	**$**	**5,969,338**	**$**	**5,969,338**	**$**	**7,913,281**
Bryan E. Mittelman	Cash Severance	$	—	$	—	$	—
	Accelerated Vesting of Restricted Stock	$	420,991[2]	$	—	$	852,935[2]
	Total	**$**	**420,991**	**$**	**—**	**$**	**852,935**
David Brewer	Cash Severance	$	—	$	—	$	—
	Accelerated Vesting of Restricted Stock	$	947,325[3]	$	—	$	1,919,232[3]
	Total	**$**	**947,325**	**$**	**—**	**$**	**1,919,232**
Martin M. Lindsay	Cash Severance	$	—	$	—	$	—
	Accelerated Vesting of Restricted Stock	$	420,991[4]	$	—	$	852,935[4]
	Total	**$**	**420,991**	**$**	**—**	**$**	**852,935**

(1) Includes 75,000 shares of performance-based restricted performance stock (30,000 at target) and 15,000 shares of time-based restricted stock that were granted on August 9, 2019. In the event of a change of control, such time-based restricted stock, to the extent not then-vested, would immediately vest in full, and such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance or (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee. In the event of a termination without cause by the Company or by Mr. FitzGerald due to a material diminution in duties, the time-based restricted stock would immediately vest in that number of shares of time-based restricted stock that were granted, multiplied by a fraction, the numerator of which is the number of days the Named Executive Officer was employed from December 30, 2018 to the date of such termination, and the denominator of which is 1,169, less the number of shares of time-based restricted stock that vested prior to the date of such termination, if any, and (ii) such restricted performance stock would immediately vest in that number of shares that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs (and extrapolated to the end of the performance period taking into account the length of the shortened performance period in comparison to the original one year period), pro-rated for the number of days worked through the date of termination.

(2) Includes 16,667 shares of performance-based restricted performance stock (6,667 at target) and 3,333 shares of time-based restricted stock that were granted on August 9, 2019. In the event of a change of control, such time-based restricted stock, to the extent not then-vested, would immediately vest in full, and such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance or (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee.
In the event of a termination without cause by the Company, the time-based restricted stock would immediately vest in that number of shares of time-based restricted stock that were granted, multiplied by a fraction, the numerator of which is the number of days the Named Executive Officer was employed from December 30, 2018 to the date of such termination, and the denominator of which is 1,169, less the number of shares of time-based restricted stock that vested prior to the date of such termination, if any, and (ii) such restricted performance stock would immediately vest in that number of shares that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs (and extrapolated to the end of the performance period taking into account the length of the shortened performance period in comparison to the original one year period), pro-rated for the number of days worked through the date of termination.

(3) Includes 37,500 shares of performance-based restricted performance-stock (15,000 at target) and 7,500 shares of time-based restricted stock that were granted on August 9, 2019. In the event of a change of control, such time-based restricted stock, to the extent not then-vested, would immediately vest in full, and such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance or (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee.
In the event of a termination without cause by the Company, the time-based restricted stock would immediately vest in that number of shares of time-based restricted stock that were granted, multiplied by a fraction, the numerator of which is the number of days the Named Executive Officer was employed from December 30, 2018 to the date of such termination, and the denominator of which is 1,169, less the number of shares of time-based restricted stock that vested prior to the date of such termination, if any, and (ii) such restricted performance stock would immediately vest in that number of shares that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs (and extrapolated to the end of the performance period taking into account the length of the shortened performance period in comparison to the original one year period), pro-rated for the number of days worked through the date of termination.

(4)   Includes 16,667 shares of performance-based restricted performance stock (6,667 at target) and 3,333 shares of time-based restricted stock that were granted on August 9, 2019. In the event of a change of control, such time-based restricted stock, to the extent not then-vested, would immediately vest in full, and such performance-based restricted stock would immediately vest in the greater of (i) the number of shares that would vest at the target level of performance or (ii) the number of shares that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee. In the event of a termination without cause by the Company, the time-based restricted stock would immediately vest in that number of shares of time-based restricted stock that were granted, multiplied by a fraction, the numerator of which is the number of days the Named Executive Officer was employed from December 30, 2018 to the date of such termination, and the denominator of which is 1,169, less the number of shares of time-based restricted stock that vested prior to the date of such termination, if any, and (ii) such restricted performance stock would immediately vest in that number of shares that would vest based on actual performance measured as of the end of the fiscal year in which the date of such termination occurs (and extrapolated to the end of the performance period taking into account the length of the shortened performance period in comparison to the original one year period), pro-rated for the number of days worked through the date of termination.

CEO Compensation Pay Ratio for Fiscal Year 2020

We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees. For 2020, Mr. FitzGerald's total compensation of $5,345,194 was approximately 132 times the total compensation of a median employee, $40,548. We identified the median employee using base salary and bonus payments (i.e., cash-based compensation) for all individuals, excluding Mr. FitzGerald, who were employed by Middleby on December 31, 2020 (whether employed on a full time, part-time, seasonal, or temporary basis), other than as described below with respect to a de minimis number of non-U.S.-based employees. After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use to determine Mr. FitzGerald's compensation for the Summary Compensation Table.

Middleby is a global company with a total employee population of approximately 9,289 employees as of December 31, 2020. This total is made up of approximately 5,413 U.S-based employees and approximately 3,876 employees located in 19 jurisdictions outside of the U.S. Our employee population studied to determine the median employee consisted of approximately 7,800 individuals.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of shares of Middleby common stock as of March 22, 2021, by each person known by the Company to be the beneficial owner of more than five percent of our common stock, each director and each nominee for director, each Named Executive Officer for fiscal year 2020, and all current directors and executive officers as a group. Unless otherwise indicated below, the address for each person listed below is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class
Directors, Director Nominees, and Executive Officers:		
Timothy J. FitzGerald	372,262[1]	*
Bryan E. Mittelman	27,059[2]	
David Brewer	107,234[3]	*
Martin M. Lindsay	87,266[4]	*
Sarah Palisi Chapin	7,765	*
Cathy McCarthy	8,580	*
John R. Miller III	17,965	*
Robert E. Nerbonne	16,147	*
Gordon O'Brien	38,115	*
Nassem Ziyad	7,965	*
All directors, nominees and executive officers of the Company (10 individuals)	690,353	1.24%
Other 5% Holders:		
EdgePoint Investment Group	4,776,087[5]	8.58%
150 Bloor Street West, Suite 500		
Toronto, Ontario M5S 2X9, Canada		
The Vanguard Group	4,909,396[6]	8.82%
100 Vanguard Boulevard		
Malvern, PA 19355		
The Goldman Sachs Group, Inc.	4,029,314[7]	7.24%
200 West Street		
New York, NY 10282		
Blackrock	4,555,823[8]	8.19%
55 East 52nd Street		
New York, NY 10055		

*   Indicates beneficial ownership of less than 1%.

(1) Effective as of February 16, 2019, Mr. FitzGerald was appointed Chief Executive Officer and a member of the Board of the Company. His holdings include 64,775 shares of performance-based restricted stock granted on August 9, 2019, 5,000 shares of time-based restricted stock granted on August 9, 2019, 6,250 shares held by Mr. FitzGerald's spouse as trustee, 6,250 shares held by Mr. FitzGerald as trustee and 25,200 shares held by Mr. FitzGerald's spouse and children.

(2) Effective as of February 16, 2019, Mr. Mittelman was appointed Chief Financial Officer of the Company. His holdings include 14,395 shares of performance-based restricted stock granted on August 9, 2019, 1,111 shares of time-based restricted stock granted on August 9, 2019 and 2,500 shares of time-based restricted stock granted on July 16, 2018.

(3) Effective as of February 16, 2019, Mr. Brewer was appointed Executive Vice President and Chief Operating Officer of the Company. Effective February 18, 2021, Mr. Brewer retired from his position as Executive Vice President and Chief Operating Officer of the Company. His holdings include 32,387 shares of performance-based restricted stock granted on August 9, 2019 and 2,500 shares of time-based restricted stock granted on August 9, 2019.

(4) Effective as of February 16, 2019, Mr. Lindsay was appointed Vice President, Treasurer and Secretary of the Company. Effective as of February 17, 2021, Mr. Lindsay was appointed Chief Risk and Administration Officer, Treasurer and Secretary of the Company. His holdings include 14,395 shares of performance-based restricted stock granted on August 9, 2019 and 1,111 shares of time-based restricted stock granted on August 9, 2019.

(5) Based on a Schedule 13G/A filed with the SEC on February 12, 2021, by EdgePoint Investment Group Inc., EdgePoint Investment Group Inc. beneficially owns 4,776,087 shares and has (a) sole voting power with respect to 3,466,930 shares, (b) shared voting power with respect to 1,309,157 shares, (c) sole dispositive power with respect to 3,466,930 shares and (d) shared dispositive power with respect to 1,309,157 shares.

(6) Based on a Schedule 13G/A filed with the SEC on February 10, 2021, by The Vanguard Group, The Vanguard Group beneficially owns 4,909,396 shares and has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 37,046 shares, (c) sole dispositive power with respect to 4,826,995 shares and (d) shared dispositive power with respect to 82,401 shares.

(7) Based on a Schedule 13G filed with the SEC on February 11, 2021, by The Goldman Sachs Group, Inc., The Goldman Sachs Group, Inc. beneficially owns 4,029,326 shares and has (a) shared voting power with respect to 4,029,314 shares and (b) shared dispositive power with respect to 4,029,326 shares.

(8) Based on a Schedule 13G filed with the SEC on February 5, 2021, by Blackrock, Inc., Blackrock, Inc. beneficially owns 4,555,823 shares and has (a) sole voting power with respect to 4,555,823 shares and (b) sole dispositive power with respect to 4,555,823 shares.

Equity Compensation Plan Information

The following table sets forth information with respect to securities authorized for issuance under our equity compensation plans as of January 2, 2021.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (c)
Equity compensation plans approved by security holders	—	$ —	875,153[1]
Total	**–**	**–**	**875,153**

(1) Represents shares issuable as of January 2, 2021, under the LTIP, the only equity compensation plan under which equity compensation awards may be issued in the future.

Delinquent Section 16(a) Reports

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the Company's directors and executive officers and any person that beneficially owns more than ten percent of the Company's Common Stock are required to report their beneficial ownership and any changes in that ownership to the SEC and the NASDAQ. These reports are required to be submitted by specified deadlines, and the Company is required to report in this proxy statement any failure by directors, officers and beneficial owners of more than ten percent of its Common Stock to file such reports on a timely basis during the Company's most recent fiscal year or, in the case of such a failure that has not previously been so disclosed, prior fiscal years.

Based solely on a review of the copies of reports furnished to the Company during and with respect to the year ended January 2, 2021, and written representations from certain of the Company's directors and executive officers, the Company does not know of any failure by its executive officers, directors and beneficial owners of more than ten percent of its Common Stock to file on a timely basis any reports required by Section 16(a) for the year ended January 2, 2021, and, to the extent applicable for purposes of this disclosure, prior fiscal years, except as disclosed herein.

Form 4 reports were not timely filed on behalf of Messrs. FitzGerald, Brewer, Mittelman and Lindsay with respect to tax withholding vesting of restricted stock that occurred on March 10, 2020 and March 25, 2020, a grant of stock that occurred on March 25, 2020, and a grant of time-based restricted stock that occurred on April 11, 2020, and Messrs. Nerbonne and Ziyad and Mses. Chapin and McCarthy with respect to a purchase of shares that occurred on March 13, 2020. Form 4 reports were subsequently made to report each such transaction or event.

Proposal No. 3
To Approve the Adoption of the Company's 2021 Long-Term Incentive Plan

The longstanding compensation philosophy of our Board of Directors has been to link executive compensation to the Company's performance against pre-established financial, strategic and operational goals and to use equity as a means to tie a substantial portion of executive compensation to the long-term interests of the Company and its stockholders. The Board currently uses The Middleby Corporation 2011 Long-Term Incentive Plan (the "2011 LTIP") to accomplish these objectives, but no awards can be made under the 2011 LTIP after May 11, 2021.

To provide for the continuation of the Company's executive long-term incentive compensation program beyond the expiration

of the 2011 LTIP, the Board has approved The Middleby Corporation 2021 Long-Term Incentive Plan ("2021 LTIP"), and is presenting this plan to stockholders for approval at the Annual Meeting. The 2021 LTIP, if approved, will replace and supersede the 2011 LTIP. Because the 2021 LTIP will not be effective unless and until it is approved by stockholders, we have not granted any awards under the 2021 LTIP to date.

The principal features of the 2021 LTIP are summarized below. A copy of the 2021 LTIP is attached as Appendix A to this Proxy Statement. The following description is qualified in its entirety by reference to the full text of the 2021 LTIP.

Proposed 2021 LTIP Share Reserve

We are requesting stockholders to authorize a maximum of 1,350,000 new shares under the 2021 LTIP. These new shares will be in addition to the shares available for grant under the 2011 LTIP as of May 10, 2021, plus any forfeitures that occur under the 2021 LTIP following the date of stockholder approval. Based on the analysis of our independent compensation consultants and our current expectations of our business needs, we expect this reserve to provide us with the ability to competitively align the long-term interests of our employees with those of our stockholders for a number of years.

Based upon a review by our independent compensation consultants, we believe that the dilutive effect of the new share request is in line with market and consistent with stockholder interests. Using data as of March 22, 2021 and assuming stockholder approval of this proposal, we calculate a dilution level of 4.66% by dividing the number of shares subject to existing awards or available for future grants under our plans (including the 2021 LTIP) by our fully diluted shares outstanding as follows:

As of March 22, 2021

Shares Subject to Existing Awards or Available for Future Grants
(number of shares)



2,719,798

1,350,000

617,829

751,969

● Shares subject to outstanding restricted stock awards ● Available for future grant under 2011 LTIP ● New shares under 2021 LTIP

Burn Rate
(number of shares)



537,059

484,993

132,038

95,000

537,059

389,993

132,038

2018   2019   2020

● Restricted Stock Granted ● RSUs Granted

We also monitor share usage under our incentive compensation plans by reviewing the Company's "burn rate" on an annual basis to show how rapidly the Company is depleting its shares reserved for equity compensation. A company's "burn rate" is commonly defined as the number of shares granted under the company's incentive compensation plans in a given fiscal year divided by the weighted average common shares outstanding during that fiscal year.

The average burn rate for the Company during the 2018, 2019 and 2020 fiscal years is 0.69%, based on the following:

Weighted Average Shares Outstanding

(in thousands)

2020	55,093
2019	55,647
2018	55,576

Burn Rate

2020	0.88%
2019	0.97%
2018	0.24%

Highlights of The 2021 LTIP

Administration by Independent Committee of Board

The 2021 LTIP is administered by the Compensation Committee, whose members are "non-employee directors" under Rule 16b-3 and "independent directors" pursuant to NASDAQ Stock Market Rules.

Limit on Shares Authorized

The 2021 LTIP limits the number of shares that may be subject to awards payable in shares of our stock to 1,350,000 shares, plus the number of shares remaining for future grants under the 2011 LTIP as of the date of stockholder approval and the amount of any shares subject to awards outstanding under the 2011 LTIP that thereafter are unexercised, unconverted or undistributed as a result of termination, expiration or forfeiture of an award.

No Backdating Permitted

Awards must reflect a date of grant that is the same day as the Compensation Committee approves the award, or a later day as specified by the Compensation Committee.

No Liberal Share Recycling Provisions

For purposes of the aggregate share limit, there is no "recycling" of shares (i) tendered for payment of the option exercise price, (ii) withheld for the payment of taxes, or (iii) repurchased using the proceeds from option exercises. In addition, in the case of stock appreciation rights (SARs), the full number of shares subject to the SARs are counted against the aggregate share limit regardless of the number of shares actually issued upon exercise.

No Current Payment of Dividends or Dividend Equivalents on Restricted Stock or Restricted Stock Units

Dividends paid on restricted stock and dividend equivalents that accrue on stock units (including RSUs) are not payable to the holder of the restricted stock or stock units unless and until the restricted stock or stock units vest.

No Discount Stock Options or SARs

The exercise price of options and the base price of SARs must be at least equal to the fair market value of our shares on the date of grant.

Clawback

Awards under the 2021 LTIP will be subject to (1) the Company's Clawback Policy as in effect at the time of grant, (2) such other policies regarding clawback or recoupment of incentive compensation as may be subsequently approved by the Committee, and (3) the requirements of applicable laws and regulations regarding clawback or recoupment of incentive compensation.

Material Plan Amendments Require Stockholder Approval

Material amendments are not effective unless they are approved by the Company's stockholders.

Summary of the 2021 LTIP

Eligibility

All employees of the Company and its subsidiaries and affiliates are eligible to be selected as participants. The Company's non-employee directors as well non-employee service providers are also eligible to be selected for grants under the LTIP.

Shares Available for Grant; Individual Grant Limits

The LTIP provides that the Board has authorized up to 1,350,000 shares of Common Stock for issuance under the LTIP. No more than 200,000 shares may be issued, or in the case of cash-based awards, no more than $10,000,000 may be granted, with respect to grants made in any single year (including each fiscal year within a performance period of more than one fiscal year) to any individual participant. If a grant expires or is canceled, any shares which were not issued or fully vested under the grant at the time of expiration or cancellation will again be available for grants.

Any shares of Common Stock used for the payment of required tax withholding amounts or the exercise price applicable to a grant, shall count against the total number of shares available for issuance under the Plan. Shares of Common Stock underlying grants that can only be settled in cash will not be counted against the aggregate number of shares available for grants under the LTIP.

The shares of Common Stock deliverable under the LTIP may consist in whole or in part of unissued shares or reacquired shares.

Adjustments

The number and kind of shares of Common Stock available for grants under the LTIP, the number and kind of shares of Common Stock issued in respect of outstanding grants, the exercise price, grant price or purchase price and any individual limitations applicable to grants are subject to adjustment if there are changes affecting the Common Stock, such as a merger, consolidation, stock dividend, split-up, combination, or exchange of shares, recapitalization or change in capitalization with respect to the

shares of Common Stock. Each such adjustment, however, with respect to incentive stock options shall be made in accordance with the provisions of Section 424(h) of the Code and any regulations or guidance promulgated thereunder; and no such adjustment shall cause any grant under the LTIP which is or becomes subject to Section 409A of the Code to fail to comply with the requirements of such section.

No Repricing

Except as required by the adjustment provision described above, the 2021 LTIP prohibits the repricing of stock options or stock appreciation rights the either by amendment of an outstanding

award grant or through the substitution of a new option award at a lower price, unless such action is approved by the stockholders of the Company.

Types of Awards

The LTIP permits the grant of any or all of the following types of awards: (1) stock options, including incentive stock options and nonqualified stock options, (2) stock appreciation rights ("SARs"), in tandem with stock options or free-standing, (3) restricted stock

and restricted stock units, (4) performance stock, (5) phantom units and (6) other equity-based awards, including dividend equivalents.

Stock Options

Options may be either "Incentive Stock Options," as defined in Section 422 of the Code, or options not intended to be so qualified ("Nonqualified Options"). The Board may grant more than one option to a participant during the life of the LTIP, and such option may be in addition to an option or options previously granted. However, the aggregate fair market value of stock with respect to which Incentive Stock Options are exercisable for the first time by such individual during any calendar year (under all stock option plans of the Company and its subsidiaries) may not exceed $100,000. Incentive Stock Options may not be granted at less than 100% of the fair market value of the shares on the date of grant. However, if any Incentive Stock Option is granted to an individual who owns more than 10% of the total combined voting power of all classes of stock of the Company, actually or constructively under Section 424 of the Code, the exercise price shall be 110% of the fair market value of the stock subject to the option in the date of grant. Incentive Stock Options may only be granted to eligible employees.

The LTIP also provides that Nonqualified Options may not be granted at less than 100% of the fair market value of shares on the date of grant.

Options granted pursuant to the LTIP will generally be transferable only by will or by laws governing descent and distribution, and during the lifetime of an optionee, will be exercisable only by the optionee. However, subject to the approval of the Board, the LTIP provides that an option may be transferable, as permitted under the Exchange Act, as long as such transfers are made to one or more of the following: family members, including children of the optionee, the spouse of the optionee, or grandchildren of the optionee, trusts for such family members or charities ("Transferees"), and provided that such transfer is a bona fide gift and, accordingly, the optionee receives no consideration for the transfer, and that the options transferred continue to be subject to the same terms and conditions that were applicable to the options immediately prior to the transfer. In the event of such a transfer, the

Transferee may not subsequently transfer such option. However, the designation of a beneficiary will not constitute a transfer.

Unless otherwise provided in a stock option award agreement, no option will be exercisable following three months after termination of employment with the Company (or such shorter or longer period as the option may provide) unless such termination of employment occurs by reason of disability or death. In the event of the disability or death of an optionee while employed or in service of the Company or any subsidiary of the Company, the options or unexercisable portions thereof, to the extent exercisable on the date of disability or death, shall be exercisable for a period not to exceed the expiration of one year from the date of disability

or death, subject to the terms of the stock option agreement. In no event, however, shall an option be exercisable after the expiration of ten years from the date such option was granted (five years in the case of Incentive Stock Options granted to an optionee owning more than 10% of the voting power of stock of the Company), or beyond the term for which it was granted.

Payment for shares of Common Stock purchased upon exercise of an option granted under the LTIP shall be made in full at the time of such exercise, in cash or in shares of Common Stock (valued at fair market value), or in a combination of cash and shares of Common Stock, or by such other methods as may be approved by the Committee.

Stock Appreciation Rights

A SAR represents the right to receive, upon exercise, a payment which is equal to the increase (if any) in the fair market value of a share of Common Stock between the date of grant and the date of exercise. The payment for the increase in value may be made in the form of Common Stock, cash or in a combination of Common Stock and cash. The exercise price of a SAR may not be less than the fair market value per share of Common Stock on the date of grant.

A SAR may be granted free-standing or in tandem with new options. However, a SAR which is issued in tandem with an Incentive Stock Option will be subject to the following rules: (i) it will expire no later than at the expiration of the Incentive Stock Option; (ii) payment under the SAR will not exceed 100% of the difference between the exercise price of the option and the fair market value of stock on the date the SAR is exercised; (iii) it will be transferable only when the option is transferable, and under the same conditions; (iv) it will be exercisable only when the option is exercisable; and (v) it may only be exercised when the fair market

value of the Company's stock exceeds the exercise price of the option. Subject to applicable law, payment by the Company upon exercise of a SAR will be in cash, stock, or any combination thereof as the Board shall determine.

Unless otherwise provided in an award agreement, no SAR will be exercisable following three months after termination of employment with the Company (or such shorter or longer period as the SAR may provide) unless such termination of employment occurs by reason of disability or death. In the event of the disability or death of the grantee while employed or in service of the Company or any subsidiary of the Company, the SAR or unexercisable portion thereof, to the extent exercisable on the date of disability or death, shall be exercisable for a period not to exceed the expiration of one year from the date of disability or death, subject to the terms of the award agreement. In no event, however, shall a SAR be exercisable after the expiration of ten years from the date such SAR was granted.

Restricted Stock and Restricted Stock Units

The LTIP provides that each grant of restricted stock or restricted stock units shall include a description of the restrictions applicable to the grant and the conditions on which the restrictions may be removed. Each grant will also provide whether the recipient must pay any amount in connection with the grant and, if so, the amount and terms of the payment. Restricted stock units give the grantee the right to acquire a specified number of shares of stock, or in the Committee's discretion, the equivalent value in cash, at a future date upon the satisfaction of certain vesting

conditions based upon a vesting schedule or performance criteria established by the administrator. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested, and the grantee of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied. Additionally, each grant will provide for treatment upon the participant's termination of employment or service with the Company, or upon a change of control of the Company.

Performance Stock

The LTIP provides that each grant of performance stock shall include a description of any applicable provisions relating to the performance period and performance goals. In general, performance stock awards offer certain employees or non-employee directors the potential for substantial financial incentives based on continued service and the achievement of long-term Company

performance goals, but in a manner that also places such individuals' compensation at risk in the event of poor Company performance. Additionally, each grant will provide for treatment upon the participant's termination of employment or service with the Company, or upon a change of control of the Company.

Performance Goals

As noted above, performance criteria established by the Committee may include or relate to stock price, earnings per share before or after extraordinary items, earnings before interest, taxes, depreciation, amortization or extraordinary items, return on equity (gross or net), before or after extraordinary items, net income, earnings before any or all of interest, taxes, minority interest, depreciation and amortization, sales or revenue, return on assets, capital or investment, expense reduction goals, implementation or completion of critical projects or processes, cash flow measures, profit or margins; achievement of strategic goals, performance of the Company's sales force or product line, economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital), operating measures (including, but not limited to, productivity, efficiency, quality), or any combination of, or a specified increase in, any of the foregoing. In addition, performance goals may be based on one or more business criteria, one or more business units, divisions, products or geographic areas of the Company, its subsidiaries or affiliates, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A performance goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). As determined in the sole discretion of

the Committee, the performance goals for any performance period may be measured on an absolute basis or in relation to a pre-established target, prior year's results or a peer group or an index.

The Committee also has the authority in its sole discretion to make equitable adjustments as it deems necessary to reflect the impact of extraordinary items not reflected in performance goals, including but not limited to profits or loss attributable to acquisitions or dispositions of stock or assets, intangibles/goodwill amortization charges attributable to acquisitions or dispositions of stock or assets, changes in accounting standards, items of gain, loss or expense related to restructuring charges, items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business, items of gain, loss or expense for the year related to discontinued operations, capital expenditures, share repurchases and other changes in the number of outstanding shares, fees and expenses associated with a business transaction such as investment banking fees and/or legal, accounting or tax planning fees, and charges or amortization related to intangibles/goodwill. The performance goals may include a threshold level of performance below which no compensation will be earned, levels of performance at which specified compensation will be earned, and a maximum level of performance beyond which no additional compensation will be earned.

Phantom Units

The LTIP provides that each grant of phantom units, subject to Section 409A of the Code, shall include a description of the restrictions applicable to the grant and the conditions on which the restrictions may be removed, including vesting dates. Additionally, each grant will contain provisions for treatment upon the participant's termination of employment or service with the Company, or upon a change of control of the Company. The terms of each grant of phantom units shall include the number of shares of Common Stock underlying the grant, or in the case of phantom units denominated in

cash, the amount of cash represented by each phantom unit. Upon vesting, unless otherwise provided at the time of grant, a grant of phantom units denominated in shares of Common Stock will be settled for a per-unit value equal to (1) the fair market value of a share of Common Stock on the vesting date, plus (2) the aggregate amount of cash dividends paid on a share of Common Stock for the period beginning on the grant date and ending on the vesting date. Payment may be made in cash, Common Stock or a combination thereof as determined by the Committee.

Other Equity-Based Awards

The LTIP provides that other forms of grants valued by reference to or otherwise based on Common Stock, including dividend equivalents, may be granted alone or in addition to other LTIP grants (except for stock options and SARs), and subject to such vesting conditions (including performance goal achievement) as determined in the sole discretion of the Board, subject to the terms of the LTIP.

Amendment or Termination of the Plan

The Board may suspend, amend or terminate the LTIP at any time and in such respects as it shall deem advisable, provided that, stockholder approval will be required for any amendment that would: (a) increase the aggregate number of shares available for issuance under the LTIP, (b) extend the term of the LTIP, (c) materially expand the types of awards available under the LTIP, (d) change the categories of individuals eligible to participate in the

LTIP, (e) delete or limit the LTIP's provisions prohibiting repricing, or (f) otherwise require stockholder approval in order to comply with applicable law or Nasdaq National Market rules. The Board may not amend or terminate the LTIP to the extent that such amendment or termination would adversely affect a participant's rights pursuant to an outstanding grant without the consent of the participant.

New Plan Benefits

Future grants under the LTIP are within the discretion of the Board and, accordingly, are not yet determinable. In addition, the benefits realized under the LTIP will depend on a number of factors, including the fair market value of Common Stock on future dates and the exercise decisions made by optionees. Consequently, it is not possible to determine the benefits that might be received by participants under the LTIP and the Company has not included a table that reflects such future awards.

Federal Income Tax Consequences of Participation in The 2021 LTIP

The following is a general description of federal income tax consequences to participants and the Company relating to Nonqualified Stock Options, Incentive Stock Options and certain other awards that may be granted under the 2021 LTIP. This discussion does not purport to cover all tax consequences relating to awards under the 2021 LTIP.

Nonqualified Stock Options

With respect to Nonqualified Options, the difference between the option's exercise price and the fair market value of the underlying Common Stock on the date the option is exercised will be taxable as ordinary income to the optionee and will be deductible by the Company as compensation on such date. Gain or loss on the subsequent sale of such stock will be eligible for capital gain or loss treatment by the optionee and will have no federal income tax consequences to the Company.

An exchange of Common Stock in payment of the option price in the case of a Nonqualified Option is considered a tax-free exchange by the optionee to the extent of a like number of new shares, with the new shares retaining the basis and holding period of the old shares. The fair market value of any additional shares transferred to the optionee (representing the excess of the fair market value of all of the new shares over the fair market value of all of the old shares) will constitute ordinary income to the optionee and be deductible by the Company. This amount then becomes the optionee's basis in such shares.

Incentive Stock Options

With respect to Incentive Stock Options, if the optionee does not make a disqualifying disposition of stock acquired on exercise of such option, no income for federal income tax purposes will be recognized by the optionee upon the grant or exercise of the option (except that the amount by which the fair market value of the stock at time of exercise exceeds the option price will be a tax preference item under the alternative minimum tax). In the event of a subsequent sale of the Common Stock received upon exercise, any amount realized in excess of cost will be taxed as short-term or long-term capital gain, depending on the period of time that the shares were held, and any loss sustained will be short- or long-term capital loss. In such case, the Company will not be entitled to a deduction for federal income tax purposes in connection with the issuance or exercise of the option.

A disqualifying disposition will occur if the optionee makes a disposition of the shares received upon exercise within two years from the date of grant of the option or within one year after the exercise of the option. If a disqualifying disposition is made, the difference between the option price and the lesser of (i) the fair market value of the Common Stock at the time the option is exercised or (ii) the amount realized upon disposition of the Common Stock will be treated as ordinary income to the optionee at the time of disposition and will be allowed as a deduction to the Company.

An exchange of Common Stock in payment of the option's exercise price in the case of an Incentive Stock Option, if the exchange is not a disqualifying disposition of the stock exchanged, is considered to be tax-free. A number of shares received upon exercise equal to the number of shares exchanged will have a basis equal to the basis of the shares exchanged and the remaining shares received will have a zero basis.

Stock Appreciation Rights

With respect to SARs, the fair market value of shares issued and the amount of cash paid by the Company upon exercise of such rights will be taxable as ordinary income to the holder of the rights and will be deductible by the Company, in each case on the date of exercise. If shares are issued upon exercise of a SAR, gain or loss on the subsequent sale of such shares will be eligible for capital gain or loss treatment by the recipient and will have no federal income tax consequences to the Company.

Restricted Stock

With respect to grants of restricted stock, shares may be granted to a participant without recognition of income by the participant as long as the shares are not transferable and remain subject to a substantial risk of forfeiture. Upon the lapse of any restrictions on the transferability of the shares or the lapse of the conditions creating the risk of forfeiture, the participant is required to recognize ordinary income to the extent of the excess of the fair market value of the shares, determined at the time of the lapse of the applicable restrictions, over the price, if any, paid for the shares. The participant may, alternatively, elect to recognize income on the date of grant, in the amount of the then difference between the value of unrestricted shares and the price, if any, paid by the participant for the restricted shares. The Company is generally allowed a deduction in an amount equal to the income recognized by the participant in the year such income is recognized. Unless the election referred to above, known as an 83(b) election, is made, dividends received during the continuation of restrictions on shares will be taxable to the participant as ordinary income for the periods in which such dividends are received, and such dividends will be deductible by the Company as compensation. Dividends received after the restrictions cease to apply will be taxed as dividends to the participant and will not be deductible by the Company.

Restricted Stock Units

A participant generally will not recognize income at the time a restricted stock unit is granted. When any part of a restricted stock unit is issued or paid, the participant generally will recognize compensation taxable as ordinary income at the time of such issuance in an amount equal to the then fair market value of the shares the participant receives. The Company is generally allowed a deduction in an amount equal to the income recognized by the participant in the year such income is recognized.

Performance Stock

The tax consequences with respect to grants of performance stock will generally be the same as summarized above under the heading Restricted Stock.

Phantom Units

In general, a participant will not recognize any income upon the grant of phantom units. Rather, upon the settlement of the phantom units, the participant will recognize ordinary income equal to the amount of cash or the fair market value of Common Stock received, as applicable. The Company will generally be entitled to a tax deduction at such time equal to the amount of income recognized by the participant.

Other Equity-Based Awards

In general, a participant will recognize ordinary income upon the receipt of shares or cash with respect to other equity-based awards granted under the LTIP and the Company will become entitled to a deduction at such time equal to the amount of income recognized by the participant.

Section 409A

It is intended that payments and benefits under the 2021 LTIP comply with or be exempt from Section 409A of the Code.

The described tax consequences are based on current laws, regulations and interpretations thereof, all of which are subject to change. In addition, the discussion above is limited to federal income taxes and does not attempt to describe state and local tax effects which may apply to participants or the Company.

Required Vote for Approval

The affirmative vote of a majority of votes cast on the proposal at the Annual Meeting, is needed to adopt and approve the 2021 LTIP. Under the applicable stockholder approval requirements of NASDAQ, abstentions are considered "votes cast" for this purpose and have the practical effect of a vote against the proposal to adopt and approve the 2021 LTIP.

⊘ *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL 3, THE ADOPTION AND APPROVAL OF THE MIDDLEBY CORPORATION 2021 LONG-TERM INCENTIVE PLAN AS SET FORTH IN APPENDIX A.*

Proposal No. 4
Ratification of Selection of Independent Public Accountants

Ernst & Young LLP served as independent public accountants for the Company for the fiscal year ended January 2, 2021. The Audit Committee has selected Ernst & Young LLP to continue to provide audit services for the current fiscal year ending January 1, 2022. Accordingly, the Board recommends that stockholders ratify the selection of Ernst & Young LLP as the Company's independent auditor for the current fiscal year. Representatives of Ernst & Young LLP are expected to attend the annual meeting, to make a statement if they desire to do so, and to be available to respond to appropriate questions.

Vote Required for Approval; Board Recommendation

The vote of a majority of votes cast at the Annual Meeting is necessary to approve the proposal to ratify the selection of Ernst & Young LLP as the Company's independent public accountants.

✓ **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP.**

Report of the Audit Committee

The Audit Committee conducts its oversight activities for the Company in accordance with duties and responsibilities outlined in the Audit Committee charter.

For the fiscal year ended January 2, 2021, the Audit Committee has reviewed and discussed the audited financial statements and internal controls over financial reporting with management and the Company's independent registered public accounting firm, Ernst and Young, LLP.

The Audit Committee has discussed with the Company's independent registered public accounting firm the matters that are required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as modified or supplemented, by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee has also received and

reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable PCAOB rules regarding Ernst and Young's communication with the Audit Committee concerning independence, and held discussions with Ernst and Young regarding independence.

Based on the review and discussions outlined above, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended January 2, 2021.

The Middleby Corporation Audit Committee
Cathy McCarthy, Chairperson
Gordon O'Brien, and
Nassem Ziyad

Audit Firm Fee Summary

	2020	2019
Audit Fees—Fees for the annual financial statement and internal control audits, reviews of the Company's quarterly reports on Form 10-Q, and services normally provided by the independent auditor in connection with statutory and regulatory filings	$ 3,906,000	$ 4,413,000
Audit Related Fees—Fees for the assurance and related services that are associated with the performance of the audit or interim financial statement review and are not reported under audit fees	$ 249,195	$ 1,995
Tax Fees—Fees for tax compliance	$ —	$ —
—Fees for assistance with tax audits and tax planning	$ 87,700	$ 46,900
All Other Fees	$ —	$ —

All of the services described in Audit Fees, Audit Related Fees, Tax Fees, and All Other Fees were pre-approved by the Audit Committee.

The Audit Committee has considered whether the provision of non-audit services by the Company's principal auditor is compatible with maintaining the independence of the Company's public accountants.

The Audit Committee charter provides that the Audit Committee must pre-approve all audit and permitted non-audit services to be performed by the independent auditor (subject to the de minimis exceptions under applicable law, rules, and regulations).

However, the Audit Committee may delegate to one or more designated committee members the authority to grant such pre-approvals. The decisions of any member to whom such authority is delegated will be presented to the full Audit Committee at its next regularly scheduled meeting. In determining whether to pre-approve permitted non-audit services, the Audit Committee (or the members with authority to pre-approve) must consider whether the auditor's performance of such services is compatible with independence.

Information About The Annual Meeting

Who can attend and vote at the Annual Meeting?

Stockholders of record at the close of business on March 19, 2021 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. On the Record Date, there were 55,638,477 outstanding shares of Middleby common stock. In deciding all questions at the Annual Meeting, each stockholder will be entitled to one vote, virtually in person or by proxy, for each share held on the Record Date. Please note that if you hold your shares through a bank, broker or other nominee, you must obtain a legal proxy, which you must request from such nominee, in order to vote at the meeting.

If you wish to submit a question, you may do so during the meeting at www. virtualshareholdermeeting.com/MIDD2021. Only stockholders with a valid control number will have access to ask questions during the meeting. Questions pertinent to meeting matters will be answered during the meeting as time allows. If we receive substantially similar written questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional questions.

If you experience technical difficulties, please contact the technical support telephone number posted on www. virtualshareholdermeeting.com/MIDD2021.

What are the quorum requirements for the meeting?

The election inspectors appointed for the Annual Meeting will determine the presence of a quorum and tabulate the votes cast. The presence, in person or represented by proxy, of the holders of a majority of the shares of Middleby common stock outstanding and entitled to vote will constitute a quorum that enables us to transact business at the Meeting. Abstentions and broker non-votes will be included in determining whether we have a quorum. For information on broker non-votes, see *"What is a broker non-vote?"* below.

What proposals will be voted on at the meeting, and what is the vote required to pass?

The following table shows information about the four proposals we will consider at the meeting.

Proposal	Board voting recommendation	Vote required to pass
Election of directors	**FOR** all nominees	Election of each individual director requires the vote of a majority of the votes cast
Advisory vote to approve executive compensation	**FOR**	Majority of the votes cast
Adoption of the 2021 Long-Term Incentive Plan	**FOR**	Majority of the votes cast
Ratification of the independent public accountants	**FOR**	Majority of the votes cast

For each proposal we will consider only votes actually cast, whether in person or by proxy. Abstentions and broker non-votes will not have any effect on the results.

What is a broker non-vote?

If you are not a registered owner of Middleby stock—meaning you own your shares through a bank, broker, or other nominee—you are considered a "beneficial owner." Your nominee is the registered owner of your stock, but you are entitled to tell your nominee how to vote your shares. In some cases, your nominee can vote your shares without instructions. At our Annual Meeting, nominees can use their discretion to vote on the proposal regarding the ratification of the auditors even if they don't have instructions from the beneficial owners. On all other matters—the election of directors, the advisory approval of executive compensation, and approval of the 2021 LTIP—nominees cannot vote without instructions from the beneficial owners. A broker non-vote occurs when a broker does not have discretionary authority as to certain shares to vote on a particular matter.

How can I vote?

If you own shares in your own name, you may vote in one of the following ways:

- visit the website shown on your Notice of Internet Availability of Proxy Materials or proxy card to vote electronically
- follow the instructions on your Notice of Internet Availability of Proxy Materials or proxy card to vote by telephone
- if you requested printed proxy materials, sign and return the proxy card using the postage-paid envelope provided
- virtually attend the Annual Meeting and vote in person

If you own shares through a bank, broker or other nominee, please follow the instructions provided by such nominee to ensure your votes are executed. As previously noted, if you wish to vote your shares virtually in person at the Annual Meeting, you must obtain a legal proxy from your nominee. Please contact your bank, broker or other nominee for more information.

How will my shares be voted if I submit a proxy before the Annual Meeting?

Properly executed proxies will be voted in the manner directed by the stockholder. Any proxies submitted without voting instructions will be voted as follows:

- FOR the election of each of the nominees as a director of the Company;
- FOR the approval, on an advisory basis, of the 2020 compensation of the Company's named executive officers;
- FOR the adoption of the 2021 Long-Term Incentive Plan; and
- FOR the ratification of the selection of Ernst & Young LLP as the Company's independent public accountants for the fiscal year ending January 1, 2022.

As of the date of this Proxy Statement, the Board knows of no other business that will be presented for consideration at the Annual Meeting. If other proper matters are presented at the meeting, the proxy holders named in the enclosed form of proxy are authorized to take such actions as they deem appropriate.

If I vote or give my proxy in advance, can I change my mind?

You can revoke your proxy at any time before it is voted by giving written notice to the Secretary of the Company, either prior to the Meeting (at the Company's Elgin Illinois address) or at the Meeting if you virtually attend in person. You also can submit a new proxy, which will revoke a prior-dated proxy.

Why didn't I receive a printed copy of the proxy materials?

As permitted by SEC rules, we have elected to provide access to our proxy materials and 2020 Annual Report online instead of sending all stockholders a full set of printed proxy materials. We believe that electronic delivery provides you with prompt access to our proxy materials, lowers our costs of printing and delivering proxy materials, and minimizes the environmental impact of printing paper copies. You should have already received the Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy materials and vote. If you would like to receive a printed copy of our proxy materials, follow the instructions for requesting such materials set forth on the Notice of Internet Availability of Proxy Materials.

Several members of my family own Middleby stock. Why didn't we each receive proxy materials?

SEC rules permit us to deliver one Notice of Internet Availability of Proxy Materials to a single address that is shared by two or more stockholders. This delivery method, known as "householding," can result in significant cost savings. We have delivered only one Notice of Internet Availability of Proxy Materials to multiple stockholders who share an address, unless we received contrary instructions from an affected stockholder before the mailing date. We will deliver promptly, upon request, a separate copy of the Notice of Internet Availability of Proxy Materials to any stockholder at a shared address to which a single copy of the notice was delivered. If you prefer to receive separate copies of the Notice of Internet Availability of Proxy Materials for the upcoming Meeting or all future meetings of the stockholders, contact Broadridge Financial Solutions, Inc. at 866-540-7095 or in writing at Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future Notices of Internet Availability of Proxy Materials for your household for all future meetings of the stockholders, please contact Broadridge Financial Solutions, Inc. at the above phone number or address.

Who is paying for this proxy solicitation?

This solicitation of proxies is made by the Company, and the Company is responsible for all associated expenses. Proxies may be solicited on behalf of the Company by directors, officers, and employees of the Company by mail, telephone, or electronically. The Company will reimburse brokers and others holding common stock as nominees for their expenses in sending proxy material to the beneficial owners and obtaining their proxies.

How can I submit a proposal for inclusion in the Company's proxy materials for next year's annual meeting?

Under SEC rules, a stockholder who intends to present a proposal at the 2022 Annual Meeting and who wishes the proposal to be included in our proxy statement for that meeting pursuant to Rule 14a-8 under the Exchange Act must submit the proposal in writing to the Secretary of the Company at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin Illinois, 60120. The proposal must be received no later than December 1, 2021 (120 days before March 31, 2022, the one year anniversary of the anticipated mailing date of this Proxy Statement).

How can I submit other proposals and a candidate for the Board for next year's annual meeting?

Under our Bylaws, written notice of (i) proposals intended to be presented by a stockholder at the 2022 Annual Meeting, but that are not intended for inclusion in our proxy statement for that meeting pursuant to Rule 14a-8, and (ii) nominees for the election of directors intended to be made by a stockholder at the 2022 Annual Meeting must be delivered to the Secretary of the Company at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin, Illinois, 60120 between January 10, 2022 and February 9, 2022. However, if the 2022 Annual Meeting is called for a date that is not within thirty days before or after May 10, 2022, your proposal or nomination must be received not later than the close of business on the tenth day following the day on which notice of the date of the 2022 Annual Meeting was mailed or public disclosure of the date of that annual meeting was made, whichever first occurs. Such advance notice deadline will also be the deadline for a proposal to be considered "timely" for purpose of Rule 14a-4 (c) under the Exchange Act To be in proper written form, such a notice must set forth the information prescribed in the Company's Bylaws.

By Order of the Board of Directors

MARTIN M. LINDSAY
Chief Risk and Administration Officer, Treasurer and Secretary

Dated: March 31, 2021

Annex A

Non-GAAP Financial Measures

The Company supplements its consolidated financial statements presented on a GAAP basis with the non-GAAP financial information provided in this Proxy Statement to provide investors with greater insight, increase transparency and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making. The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP, and the financial results prepared in accordance with GAAP and reconciliations from these results should be carefully evaluated. In addition, the non-GAAP financial measures included in this press release do not have standard meanings and may vary from similarly titled non-GAAP financial measures used by other companies.

The Company believes that the adjusted net earnings per share measure is useful as a supplement to its GAAP results of operations to evaluate certain aspects of its operations and financial performance, and its management team primarily focuses on non-GAAP items in evaluating performance for business planning purposes. The Company also believes that this measure assists it with comparing its performance between various reporting periods on a consistent basis, as it removes from operating results the impact of items that, in its opinion, do not reflect its core operating performance including, for example, intangibles amortization expense, impairment charges, restructuring expenses, and other charges which management considers to be outside core operating results.

Under GAAP, certain convertible debt instruments that may be settled in cash (or other assets) upon conversion are required to be separately accounted for as liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. Accordingly, for GAAP purposes the Company is required to recognize imputed interest expense on the company's $747.5 million of convertible senior notes due 2025 that were issued in a private placement in August 2020. The imputed interest rate is 4.7% for the convertible notes due 2025, while the actual coupon interest rate of the notes is 1.0%. The difference between the imputed interest expense and the coupon interest expense is excluded from management's assessment of the Company's operating performance because management believes that this non-cash expense is not indicative of its core, ongoing operating performance.

The Company believes that free cash flow is an important measure of operating performance because it provides management and investors a measure of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, repaying debt and repurchasing our common stock.

The Company believes that its presentation of these non-GAAP financial measures is useful because it provides investors and securities analysts with the same information that Middleby uses internally for purposes of assessing its core operating performance. Additional information regarding these non-GAAP financial measures is available in the Company's Form 8-K filed with the SEC on March 1, 2021 and in other Company filings with the SEC.

Reconciliation of Net Earnings Per Share (a GAAP Measure) to Adjusted Net Earnings Per Share (a Non-GAAP Measure)

	Diluted per share				
	2020 ($)	2019 ($)	2018 ($)	2017 ($)	2016 ($)
Net earnings	3.76	6.33	5.70	5.26	4.98
Amortization	1.31	1.18	1.10	0.71	0.56
Amortization of discount on convertible notes	0.13	—	—	—	—
Restructuring expenses	0.22	0.19	0.35	0.35	0.18
Acquisition related inventory step-up charge	0.05	0.05	0.10	0.06	0.02
Facility consolidation related expenses	0.06	0.10	—	—	—
Net periodic pension benefit (other than service costs & curtailment)	(0.73)	(0.54)	(0.68)	(0.56)	(0.47)
Curtailment loss	0.27	0.02	—	—	—
Gain on sale of plant	(0.04)	—	—	(0.21)	—
Impairments	0.28	—	—	1.02	—
Gain on litigation settlement	—	(0.27)	—	—	—
Former Chairman & CEO transition costs	—	0.18	—	—	—
Income tax effect of pre-tax adjustments	(0.35)	(0.22)	(0.22)	(0.31)	(0.10)
Adjusted net earnings	4.96	7.02	6.35	6.32	5.17

Reconciliation of Cash Flow from Operating Activities (a GAAP Measure) to Free Cash Flow (a Non-GAAP Measure)

	2020 ($)	2019 ($)	2018 ($)	2017 ($)	2016 ($)	2015 ($)	2014 ($)	2013 ($)	2012 ($)	2011 ($)
Cash flow from operations	524,785	377,425	368,914	304,455	294,110	249,592	233,882	146,158	128,346	130,393
Less: Capital expenditures, net	(20,702)	(46,609)	(36,040)	(40,215)	(24,817)	(22,362)	(13,143)	(14,640)	(7,652)	(7,840)
Free cash flow	504,083	330,816	332,874	264,240	269,293	227,230	220,739	131,518	120,694	122,553

Appendix A

The Middleby Corporation 2021 Long-Term Incentive Plan

Introduction

The Middleby Corporation 2021 Long-Term Incentive Plan (the "Plan") is intended to promote the interests of the Company and its stockholders by providing officers and other employees of the Company and its affiliates (including directors who are also employees of the Company or its affiliates) with appropriate incentives and rewards to encourage them to enter into and continue in the employ of the Company and its affiliates and to acquire a proprietary interest in the long-term success of the Company; and to reward the performance of individual officers, other employees, non-employee directors and consultants in fulfilling their personal responsibilities for long-range achievements. The Plan is also designed to encourage stock ownership by such persons, thereby aligning their interest with those of the Company's stockholders. The Plan has been adopted and approved by the Board (defined below) and shall become effective as of May 10, 2021 (the "Effective Date"), subject to the approval of the stockholders of the Company.

Article I

DEFINITIONS

Section 1.1 "Award Agreement" means an agreement described in Section 3.2 between the Company and an Eligible Participant, setting forth the terms and conditions of an Award granted to an Eligible Participant.

Section 1.2 "Board" means the Company's Board of Directors.

Section 1.3 A "Change of Control" shall occur on the date on which:

(1) Any Person (as defined below) becomes the beneficial owner directly or indirectly (within the meaning of Rule 13d-3 under the Exchange Act) of more than 35% of the Company's then outstanding voting securities (measured on the basis of voting power);

(2) There is consummated a merger or consolidation, other than (i) a merger or consolidation immediately following which the voting securities of the Company outstanding immediately prior thereto continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 50% of the combined voting power of the voting securities of the Company, such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person acquires more than 35% of the combined voting power of the Company's then outstanding securities;

(3) individuals who, as of the Effective Date, constituted the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(4) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Notwithstanding the foregoing, (x) a "Change of Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions; and (y) for each Grant that constitutes deferred compensation under Section 409A of the Code, and to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change of Control shall be deemed to have occurred under the Plan with respect to such Grant only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code.

For purposes of the Plan, "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (w) the Company or any of its subsidiaries, (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (y) an underwriter temporarily holding securities pursuant to an offering of such securities, or (z) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Stock.

Section 1.4 "Code" means the Internal Revenue Code of 1986, as amended.

Section 1.5 "Committee" means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a Non-Employee Director. If at any time or to any extent the Board shall not administer the Plan, then the functions of the administrator specified in the Plan shall be exercised by the Committee.

Section 1.6 "Company" means The Middleby Corporation, a Delaware corporation.

Section 1.7 "Date of Grant" means the date specified by the Committee as the date on which a Grant is to be granted (which date may be no earlier than the date the resolution approving the Grant is adopted by the Committee), or if no such date is specified by the Committee, the date on which the Committee adopts a resolution making the Grant.

Section 1.8 "DDE" means a deferred Dividend Equivalent Right, which is a Dividend Equivalent Right that is accrued during the restricted period set forth in an Award Agreement and that becomes payable to an Eligible Participant upon the expiration or termination of such restricted period.

Section 1.9 "Dividend Equivalent Right" means the right of an Eligible Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Eligible Participant in an amount equal to the cash dividends paid on one Share for each Share represented by an Award held by such Eligible Participant.

Section 1.10 "Eligible Participant" means any employee of an Employer, any Non-Employee Director of the Company or service provider, not employed as an employee, providing services to the Company or an affiliate or subsidiary of the Company.

Section 1.11 "Employer" means the Company or any affiliate or subsidiary of the Company.

Section 1.12 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.

Section 1.13 "Fair Market Value" means, as of the relevant date, the closing price of Stock on the national stock exchange or automated quotation system on which the Stock is then listed or, if there was no trading in Stock on that date, the closing price of Stock on such exchange or automated quotation system on the next preceding date on which there was trading in Stock.

Section 1.14 "Grant" means any award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Stock Units, Phantom Units or Other Equity-Based Award (or any combination thereof) made under this Plan to an Eligible Participant.

Section 1.15 "Incentive Stock Option" means an Option that by its terms qualifies and is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

Section 1.16 "Insider" means an officer or director of the Company or any other person whose transactions in shares of Stock are subject to Section 16 of the Exchange Act.

Section 1.17 "NASDAQ Stock Market Rules" means the Qualitative Listing Requirements for Issuers Listed on the Exchange published by the NASDAQ Stock Market.

Section 1.18 "Non-Employee Director" means a member of the Board who is a "non-employee director" within the meaning of Rule 16b-3 and any other qualifications required by the NASDAQ Stock Market Rules.

Section 1.19 "Option" means any stock option granted under this Plan.

Section 1.20 "Other Equity-Based Award" means a Grant made pursuant to Article IX.

Section 1.21 "Performance Goals" means performance goals based on criteria selected by the Committee in its sole discretion, including, without limitation, one or more of the following criteria: (1) return on total stockholder equity (including growth measures); (2) earnings per share or earnings per share growth of Company common stock; (3) net earnings or net income (before or after taxes); (4) earnings before any or all of interest, taxes, minority interest, depreciation and amortization; (5) sales or revenues (including net sales or revenue growth); (6) return or growth on assets, capital or investment; (7) market share; (8) expense reduction goals; (9) implementation or completion of critical projects or processes; (10) cash flow (including operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); (11) gross, operating or net profit or margins (including net operating profit or net operating profit after tax); (12) achievement of strategic goals;

(13) growth and/or performance of the Company's sales force or product line; (14) economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital); (15) operating measures (including, but not limited to, productivity, efficiency, quality); (16) stock price; and (17) any combination of, or a specified increase in, any of the foregoing. A Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). As determined in the sole discretion of the Committee, the Performance Goals for any performance period may be measured on an absolute basis or in relation to a pre-established target, prior year's results or a peer group or an index.

The Committee also has the authority in its sole discretion to make equitable adjustments as it deems necessary, to reflect the impact of extraordinary items not reflected in such goals, including, but not limited to: (1) any profit or loss attributable to acquisitions or dispositions of stock or assets, (2) any intangibles/goodwill amortization charges attributable to acquisitions or dispositions of stock or assets, (3) any changes in accounting standards or treatments, (4) all items of gain, loss or expense for the year related to restructuring charges for the Company or its subsidiaries, (5) all items of gain, loss or expense for the year determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business (including but not limited to any costs allocated to the Company by any entity that acquires the Company), (6) all items of gain, loss or expense for the year related to discontinued operations that do not qualify as a segment of a business, (7) the impact of capital expenditures, (8) the impact of share repurchases and other changes in the number of outstanding shares, (9) fees and expenses associated with a business transaction such as investment banking fees and/or legal, accounting or tax planning fees, and (10) charges or amortization related to intangibles/goodwill. The performance goals may include a threshold level of performance below which no compensation will be earned, levels of performance at which specified compensation will be earned, and a maximum level of performance beyond which no additional compensation will be earned.

Section 1.22 "Performance Stock" means Stock issued pursuant to Article VII.

Section 1.23 "Performance Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Article VII. Each Performance Stock Unit represents an unfunded and unsecured obligation of the Company.

Section 1.24 "Phantom Unit" shall mean the right, granted pursuant to Article VIII, to receive in cash or shares the Fair Market Value of a share of Stock or, in the case of a Grant denominated in cash, to receive the amount of cash per unit that is determined by the Committee in connection with the Grant.

Section 1.25 "Plan" means The Middleby Corporation 2021 Stock Incentive Plan, as set out in this document and as may be amended and restated from time to time.

Section 1.26 "Prior Equity Plan" means The Middleby Corporation 2011 Long-Term Incentive Plan, as such plan may have been amended from time to time and as in effect as of the Effective Date.

Section 1.27 "Recipient" means an Eligible Participant to whom a Grant has been made.

Section 1.28 "Restricted Stock" means Stock transferred to a Recipient in a Grant which is, at the Date of Grant, both (i) not "transferable" and (ii) "subject to a substantial risk of forfeiture," within the meaning of Section 83 of the Code.

Section 1.29 "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Article VI. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

Section 1.30 "Rule 16b-3" means Rule 16b-3, as from time to time in effect promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, including any successor to such Rule.

Section 1.31 "Stock" means the Company's authorized common stock, par value $.01 per share.

Section 1.32 "Stock Appreciation Right" means a right transferred to a Recipient under a Grant which entitles the Recipient, upon exercise, to receive a payment (in cash, Stock or a combination of cash and Stock) which is equal to the increase (if any) in the Fair Market Value of a share of Stock between the Date of Grant and the date as of which the right is exercised.

Section 1.33 The masculine gender includes the feminine, and the singular number includes the plural, unless a different meaning is clearly required by the context.

Article II

STOCK AVAILABLE FOR GRANTS

Section 2.1 Subject to adjustment as provided in Section 2.2 herein, a maximum of 1,350,000 shares of Stock are available for Grants under the Plan, which amount shall also be the maximum number of shares of Stock that may be issued under the Plan pursuant to Incentive Stock Options. In addition, (i) the number of shares of Stock that remain available for issuance as of the Effective Date under the Prior Equity Plan, and (ii) the number of shares of Stock that are subject to awards as of the Effective Date under the Prior Equity Plan that, in the future, are forfeited, cancelled, exchanged or surrendered or terminate (in each case, other than due to the expiration of Options on the expiration date of such Options) under the Prior Equity Plan without a distribution of shares to the Recipient, shall be added to the number of shares available for grant under the Plan. The Stock available for Grants may include unissued or reacquired shares. Upon the approval of the Plan by the stockholders of the Company, no further awards shall be made under the Prior Equity Plan. If any shares subject to a Grant are forfeited, cancelled, exchanged or surrendered or if a Grant otherwise terminates or expires without a distribution of shares to the Recipient, the shares of Stock with respect to such Grant shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Grants under the Plan. Notwithstanding the foregoing, shares of Stock that are exchanged by a Recipient or withheld by the Company as full or partial payment in connection with any Grant under the Plan or under the Prior Equity Plan, as well as any shares of Stock exchanged by a Recipient or withheld by the Company or any subsidiary to satisfy the tax withholding obligations related to any Grant under the Plan or under the Prior Equity Plan, shall not be available for subsequent Grants under the Plan. Upon the exercise of any Grant made in tandem with any other Grants, such related Grants shall be canceled to the extent of the number of shares of Stock as to which the Grant is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for Grants under the Plan. In addition, shares of Stock underlying Grants that can only be settled in cash shall not be counted against the aggregate number of shares of Stock available for Grants under the Plan.

Section 2.2 (a) Except as provided in an Award Agreement or as otherwise provided in the Plan, in the event that the Board shall determine that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, Stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Recipients under the Plan, then the Board shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Stock or other property (including cash) that may thereafter be issued in connection with Grants or the total number of shares of Stock issuable under the Plan pursuant to Section 2.1, (ii) the number and kind of shares of Stock or other property issued or issuable in respect of outstanding Grants, (iii) the exercise price, grant price or purchase price relating to any Grant, and (iv) any individual limitations or Plan limitations applicable to Grants; provided that, with respect to Incentive Stock Options, any adjustment shall be made in accordance with the provisions of Section 424(h) of the Code and any regulations or guidance promulgated thereunder; and provided further that no such adjustment shall cause any Grant hereunder which is or becomes subject to Section 409A of the Code to fail to comply with the requirements of such section.

(b) The Committee may make Grants under the Plan in connection with the acquisition, whether by purchase, merger, consolidation or other corporate transaction, of the business or assets of any corporation or other entity, in substitution for awards previously granted by such corporation or other entity or otherwise. The Committee may also assume any previously granted awards of an employee, director, consultant or other service provider of another corporation or entity that becomes an Eligible Participant by reason of such corporation transaction. The terms and conditions of the substituted or assumed awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose. To the extent permitted by applicable law and the NASDAQ Stock Market Rules, any such substituted or assumed awards shall not reduce the number of shares available under the Plan set forth in Section 2.1 herein.

Article III

MAKING GRANTS

Section 3.1 (a) The Committee may, at any time while the Plan is in effect and there is Stock available for Grants, make Grants to Eligible Participants; <u>provided</u>, that subject to the terms of the Plan, the timing, pricing and amount of a Grant to an Insider shall be made solely by a committee consisting solely of two or more directors who are Non-Employee Directors. The maximum aggregate Grants made during any fiscal year to any Eligible Participant will not exceed (i) 200,000 shares of Stock, or (ii) with respect to any Grant denominated in cash, $10,000,000, in each case subject to adjustment as provided by Section 2.2. subject to adjustment as provided in as provided in Section 2.2(a). Grants of Options intended to be treated as Incentive Stock Options may only be made to employees of an Employer and not to Non-Employee Directors or other service providers. Notwithstanding any provision of the Plan, to the extent that any Grant would be subject to Section 409A of the Code, no such Grant may be made if it would fail to comply with the requirements set forth in Section 409A of the Code and any regulation or guidance promulgated thereunder.

(b) No Grant may be made after the tenth anniversary of the Effective Date.

(c) All Grants and any exercises of Grants are conditioned upon stockholder approval of the Plan as described in Section 11.2.

(d) No individual who is a Non-Employee Director of the Company shall receive Grants during any calendar year that, when aggregated with such Non-Employee Director's cash fees with respect to such calendar year, exceed $400,000 in total value (calculating the value of any such awards based on the Fair Market Value as of the Date of Grant).

(e) No Option or Stock Appreciation Right may be re-priced, replaced, re-granted through cancellation, or modified without stockholder approval (except as permitted under Section 2.2(b)), if the effect would be to reduce the exercise price for the Stock underlying such Option or Stock Appreciation Right, respectively. In addition, in no event will the Company pay cash or other consideration for Options where at the time of payment the exercise price of the Option is greater than the Fair Market Value of the Stock underlying the Option or pay cash or other consideration for Stock Appreciation Rights where at the time of payment the exercise price established in the Grant is greater than the Fair Market Value of the Stock underlying the Stock Appreciation Right.

Section 3.2 (a) The terms of each Grant will be set out in an Award Agreement in a form approved by the Committee setting forth the number of shares of Stock, as applicable, subject to the Grant, and the price (if any) and term of the Grant and, in the case of performance-based awards, the applicable Performance Goals and performance period. The Award Agreement also may set forth (or incorporate by reference) other material terms and conditions applicable to the Grant as determined by the Committee consistent with the limitations of this Plan.

(b) Subject to the applicable provisions of Articles IV through IX, a Grant may contain any terms and conditions which the Board determines, as long as they are consistent with the provisions of the Plan. Such terms may, without limitation, include provisions that Grants shall terminate upon termination of employment in specified circumstances.

Article IV

OPTIONS

Section 4.1 The terms of each Option must include the following:

(a) The name of the Recipient.

(b) The number of shares which are subject to the Option.

(c) The term over which the Option may be exercised.

(d) A requirement that the Option is not transferable by the Recipient except by will or the laws of descent and distribution and that, during his lifetime, it is exercisable only by him. Provided that, subject to the approval of the Board, an Option may be

transferable as permitted under 17 C.F.R. sec. 240.16b-3 and 5, as long as such transfers are made to one or more of the following: family members, including children of the Recipient, the spouse of the Recipient, or grandchildren of the Recipient, trusts for such family members or charities ("<u>Transferees</u>"), provided that (i) such transfer is a bona fide gift and accordingly, the Recipient receives no consideration for the transfer, (ii) the Options transferred continue to be subject to the same terms and conditions that were applicable to the Options immediately prior to the transfer and

(iii) the Transferee acknowledges that it is subject to such terms and conditions in a form satisfactory to the Company. In the event of such a transfer, the Transferee may not subsequently transfer this Option. The designation of a beneficiary shall not constitute a transfer.

(e) A statement of whether the Option is intended to be an Incentive Stock Option or a "nonstatutory stock option".

(f) The exercise price per share must be at least 100% of the Stock's Fair Market Value on the Date of Grant.

Section 4.2 An Option which is intended to be an Incentive Stock Option must contain the following terms:

(a) The exercise price per share must be at least 100% of the Stock's Fair Market Value on the Date of Grant.

(b) The aggregate Fair Market Value (as of the Date of Grant) of Stock with respect to which Incentive Stock Options are exercisable for the first time by the Recipient during any calendar year (under all stock option plans of the Employers) may not exceed $100,000.

(c) The term over which the Option may be exercised may never exceed ten years from the Date of Grant.

(d) If the Recipient, at the time the Option is granted, owns 10% or more of the voting stock of an Employer (including Stock which he is deemed to own under Section 424(d) of the Code), the exercise price must be at least 110% of the Stock's Fair Market Value as of the Option's Date of Grant, and the term of the Option may not be more than five years from the Date of Grant.

(e) Each Recipient awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he or she makes a "disqualifying disposition" of any shares of Stock acquired pursuant to the exercise of such Incentive Stock Option. A "disqualifying disposition" is any disposition (including any sale) of such Stock before the later of (i) two years after the time of grant of the Incentive Stock Option and (ii) one year after the date the Recipient acquired the shares of Stock by exercising the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by it, retain possession of any shares of Stock acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Recipient until the end of the period described in the preceding sentence, subject to complying with any instructions from such Recipient as to the sale of such Stock.

Section 4.3 (a) An Option may be exercised, in whole or part, at any time during its term, subject to any

specific conditions in the Option's terms and any rules adopted by the Board for the exercise of Options.

(b) A Recipient may pay the exercise price of an Option on the effective date of such exercise by one or a combination of the following means: (A) in cash or by personal check, certified check, bank cashier's check or wire transfer; (B) in shares of Stock owned by the Recipient and valued at their Fair Market Value on the effective date of such exercise; or (C) by any such other methods (including broker assisted cashless exercise or by attestation) as the Committee may from time to time authorize; provided, however, that in the case of a Recipient who is subject to Section 16 of the Exchange Act, the method of making such payment shall be in compliance with applicable law. Except as authorized by the Committee, any payment in shares of Stock shall be effected by the delivery of such shares to the Secretary of the Company, duly endorsed in blank or accompanied by stock powers duly executed in blank, together with any other documents and evidences as the Secretary of the Company shall require.

(c) The following rules apply to the exercise of Options, unless otherwise provided in the Award Agreement between the Company and the Recipient:

(i) If a Recipient dies, any Option may, to the extent it was exercisable at his death, be exercised by his estate, within one year after his date of death or such shorter period as the Option may provide. Any portion of the Option that has not vested as of the date of death shall be canceled.

(ii) If a Recipient terminates employment because he has become permanently and totally disabled, he may exercise any Option to the extent it was exercisable at his termination of employment, but only within one year after his termination of employment or such shorter period as the Option may provide. Any portion of the Option that has not vested as of the date of disability shall be canceled.

(iii) If a Recipient terminates employment for any reason other than death or permanent and total disability, he may exercise any Option to the extent it was exercisable at his termination of employment, but only within three months after his termination of employment or such shorter or longer period as the Option may provide. Any portion of the Option that has not vested as of the date of termination shall be canceled.

(iv) Subparagraph (i), (ii) or (iii) can never operate to make an Option exercisable beyond the term for which it was granted.

Article V

STOCK APPRECIATION RIGHTS

Section 5.1   The terms of each Grant of Stock Appreciation Rights must include the following:

(a) The name of the Recipient.

(b) The number of Stock Appreciation Rights which are being granted.

(c) The term over which the Stock Appreciation Rights may be exercised. This term may never exceed ten years from the Date of Grant.

(d) The exercise price of the Stock Appreciation Right may never be less than 100% of the Fair Market Value of the Stock on the Date of Grant.

(e) A description of any events which will cause cancellation of the Stock Appreciation Rights before the end of the term described in subparagraph (c).

(f) Whether or not the Stock Appreciation Rights are issued in tandem with any Option, and, if so, the manner in which the Recipient's exercise of one affects his right to exercise the other.

(g) A requirement that the Stock Appreciation Rights are not transferable by the Recipient except by will or the laws of descent and distribution and that during his lifetime such Rights are exercisable only by him.

Section 5.2   Stock Appreciation Rights which are issued in tandem with an Option which is intended to be an Incentive Stock Option must contain the following terms:

(a) They will expire no later than at the expiration of the Option.

(b) Payment under the Stock Appreciation Rights may not exceed 100% of the difference between the exercise price of the Option and the Fair Market Value of Stock on the date the Stock Appreciation Rights are exercised.

(c) They are transferable only when the Option is transferable, and under the same conditions.

(d) They are exercisable only when the Option is exercisable.

(e) They may only be exercised when the Fair Market Value of Stock exceeds the exercise price of the Option.

Section 5.3   (a) Stock Appreciation Rights may be exercised at any time during their term, subject to Section 5.2,

(d) To the extent an Option is not exercised before the expiration of its term or before the expiration of any shorter exercise period under paragraph (c), it will be canceled.

to any specific conditions in their terms and to any rules adopted by the Board for the exercise of Stock Appreciation Rights.

(b) Determination of the form of payment upon exercise of a Stock Appreciation Right (cash, Stock or a combination of cash and Stock) is solely in the discretion of the Board.

(c) The following rules apply to the exercise of Stock Appreciation Rights, unless otherwise provided in the Award Agreement between the Company and the Recipient:

(i) If a Recipient dies, any Stock Appreciation Right may, to the extent it was exercisable at his death, be exercised by his estate, within one year after his date of death or such shorter period as the Stock Appreciation Right may provide. Any portion of the Stock Appreciation Right that has not vested as of the date of death shall be canceled.

(ii) If a Recipient terminates employment because he has become permanently and totally disabled, he may exercise any Stock Appreciation Right to the extent it was exercisable at his termination of employment, but only within one year after his termination of employment or such shorter period as the Stock Appreciation Right may provide. Any portion of the Stock Appreciation Right that has not vested as of the date of disability shall be canceled.

(iii) If a Recipient terminates employment for any reason other than death or permanent and total disability, he may exercise any Stock Appreciation Right to the extent it was exercisable at his termination of employment, but only within three months after his termination of employment or such shorter or longer period as the Stock Appreciation Right may provide. Any portion of the Stock Appreciation Right that has not vested as of the date of termination shall be canceled.

(iv) Subparagraph (i), (ii) or (iii) can never operate to make a Stock Appreciation Right exercisable beyond the term for which it was granted.

Article VI

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

Section 6.1 The terms of each Grant of Restricted Stock or Restricted Stock Unit, as applicable, must include the following:

(a) the name of the Recipient.

(b) the number of shares of Restricted Stock which are being granted or the number of Restricted Stock Units which are being granted, as applicable.

(c) whether the Recipient must pay any amount in connection with the Grant and if so, the amount and terms of that payment.

(d) description of the restrictions applicable to the Grant and the conditions on which the restriction may be removed.

(e) whether Restricted Stock Units shall, upon vesting and lapse of any restrictions, be settled in cash, shares of Stock, or a combination of both.

(f) provisions for treatment of the Grant upon termination of employment or service with the Company or upon a Change of Control.

Article VII

PERFORMANCE STOCK AND PERFORMANCE STOCK UNITS

Section 7.1 The terms of each grant of Performance Stock or Performance Stock Units must include the following:

(a) the name of the Recipient.

(b) the number of shares of Performance Stock which are being granted or the number of Performance Stock Units which are being granted, as applicable.

(c) details of the applicable performance period, if any, and Performance Goals to apply.

(d) whether the Recipient must pay any amount in connection with the Grant and if so, the amount and terms of that payment.

(e) whether Performance Stock Units shall, upon vesting and lapse of any restrictions, be settled in cash, shares of Stock, or a combination of both.

(f) provisions for treatment of the Grant upon termination of employment or service with the Company or upon a Change of Control.

Article VIII

PHANTOM UNITS

Section 8.1 The terms of each Grant of Phantom Units must include the following, subject to Section 409A of the Code:

(a) the name of the Recipient.

(b) the number of shares of Stock underlying the Grant, or in the case of Phantom Units denominated in cash, the amount of cash represented by each Phantom Unit.

(c) description of the restrictions applicable to the Grant and the conditions on which the restriction may be removed, as set forth in section 8.2 and 8.3.

(d) provisions for treatment of the Grant upon termination of employment or service with the Company or upon a Change of Control.

Section 8.2 At the time of the grant of Phantom Units, the Committee shall establish a vesting date or vesting dates with respect to such units. Provided that all conditions to the vesting of the Phantom Units imposed are satisfied, and subject to other terms and condition of the Grant, upon the occurrence of the vesting date with respect to the Phantom Units, such units shall vest. The Committee may impose such restrictions or conditions to the vesting of such units as it, in its absolute discretion, deems appropriate, including, but not limited to, achievement of Performance Goals.

Section 8.3 Unless otherwise provided at the time of grant, upon the vesting of Phantom Units, the Participant shall be paid, within 30 days of the date on which such units vest, an amount, in cash and/or shares of Stock, as determined by the Committee. Unless otherwise provided at the time of grant, in the case of Grants denominated in shares of Stock, the amount per Phantom Unit shall be equal to the sum of (1) the Fair Market Value of a share of Stock on the date on which such Phantom Units vest and (2) the aggregate amount of cash dividends paid with respect to a share of Stock during the period commencing on the Date of Grant and terminating on the date on which such units vest. In the case of Grants denominated in cash, the amount per Phantom Unit shall be equal to the cash value of the Phantom Unit on the date on which such Phantom Unit vests.

Article IX

OTHER EQUITY-BASED AWARDS

Section 9.1 Other forms of Grants ("Other Equity-Based Awards") valued in whole or in part by reference to, or otherwise based on, Stock, including but not limited to Dividend Equivalent Rights, may be granted either alone or in addition to other Grants (other than in connection with Options or Stock Appreciation Rights) under the Plan. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Equity-Based Awards shall be granted, the number of shares of Stock to be granted pursuant to such Other Equity-Based Awards, or the manner in which such Other Equity-Based Awards shall be settled (e.g., in shares of Stock or cash), or the conditions to the vesting and/or payment or settlement of such Other Equity-Based Awards (which may include, but not be limited to, achievement of Performance Goals).

Article X

ADMINISTRATION

Section 10.1 The Plan shall be administered by the Committee and shall be administered in accordance with the requirements of Rule 16b-3, to the extent applicable. The complete authority to control and manage the operation and administration of the Plan is placed in the Committee. The Board will designate the members of the Committee. Notwithstanding the foregoing, any action taken under this Plan by the Committee will be valid and effective whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 10.1 or otherwise provided in any charter of the Committee.

Section 10.2 The Committee has all authority which is necessary or appropriate for the operation and administration of the Plan, including the following:

(a) To make Grants and determine their terms, subject to the provisions of the Plan.

(b) To interpret the provisions of the Plan.

(c) To adopt any rules, procedures and forms necessary for the operation and administration of the Plan which are consistent with its provisions.

(d) To determine all questions relating to the eligibility and other rights of all persons under the Plan.

(e) To keep all records necessary for the operation and administration of the Plan.

(f) To designate or employ agents and counsel (who may also be employed by an Employer) to assist in the administration of the Plan.

(g) To determine whether, to what extent, and under what circumstances any Grant may be settled, cancelled, forfeited, accelerated, exchanged, or surrendered.

(h) To determine the terms and provisions of the Award Agreements (which need not be identical for each Recipient).

(i) To cause any shares of Stock acquired by a Recipient through exercise or settlement of a Grant to be recorded on the Company's records in the Recipients' name, and to cause such shares to be issued to the Recipient or to his brokerage account, as he elects.

(j) To cause any withholding of tax required in connection with a Grant to be made.

(k) To determine the duration and purpose of leaves of absence which may be granted to an Eligible Participant without constituting termination of the Eligible Participant's employment or service for purposes of Grants made under the Plan.

(l) To make all other determinations deemed necessary or advisable for the administration of the Plan. Notwithstanding the foregoing, except for adjustments contemplated by Section 2.2, the terms of outstanding Grants may not be amended to reduce the exercise price of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights without stockholder approval. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect and shall be the sole and final judge of such expediency. No Board member shall be liable for any action or determination made with respect to the Plan or any Grant made hereunder.

(m) The Committee may, in its sole discretion, delegate its authority, in whole or in part, under this Article X (including, but not limited to, its authority to make Grants under the Plan, other than its authority to make Grants under the Plan to any Eligible Participant who is subject to reporting under Section 16 of the Exchange Act) to one or more officers of the Company, subject to the requirements of applicable law or any stock exchange on which the Stock is traded.

Article XI

AMENDMENT AND TERMINATION

Section 11.1 The Plan may be amended or terminated at any time by action of the Board. However, no amendment may, without stockholder approval (i) increase the aggregate number of shares available for Grants (except to reflect an event described in section 2.2); (ii) extend the term of the Plan; (iii) materially expand the types of awards available under the Plan; (iv) change the definition of Eligible Participant to add a category or categories of individuals who are eligible to participate in the Plan; (v) delete or limit the prohibition against repricing of Options or Stock Appreciation Rights contained in Section 10.2(l); or (vi) make other changes which require approval by the stockholders of the Company in order to comply with applicable law or the NASDAQ Stock Market Rules.

Section 11.2 If the Plan is not, within twelve months of its Effective Date, approved by a majority of the shares voted at a regular or special meeting of the Company's stockholders, the Plan will terminate and all Grants made under it will be canceled. Any such termination or cancellation shall not affect Grants previously made under the Prior Equity Plan.

Section 11.3 No amendment or termination of the Plan (other than termination under Section 11.2.) may adversely modify any person's rights under an outstanding Grant unless he consents to the modification in writing.

Section 11.4 No Grants may be made under the Plan after the tenth anniversary of the Effective Date; provided, however, that the expiration of the tenth anniversary of the Effective Date shall not affect outstanding Grants under the Plan, which shall remain in full force and effect.

Article XII

MISCELLANEOUS

Section 12.1 Neither the provisions of this Plan, nor the fact that a Recipient receives a Grant will constitute or be evidence of a contract of employment, position or compensation level, or give such Recipient any right to continued employment with the Employer. Neither the provisions of this Plan nor the fact that a Recipient receives a Grant will be construed as the Company's guarantee of the tax effects for the Recipient of the receipt of a Grant, transfer of the same, exercise of the same, or the retention or sale of the underlying Stock.

Section 12.2 Each Recipient shall, no later than the date as of which the value of a Grant first becomes includible in the gross income of such Recipient for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Company regarding payment of, an amount in respect of such taxes up to the maximum statutory rates in the Recipient's applicable jurisdiction with respect to the Grant, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Recipient. Whenever cash is to be paid pursuant to a Grant, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto as determined by the Company. Whenever Stock or property other than cash are to be delivered pursuant to a Grant, the Company shall have the right to require the Recipient to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations as determined by the Company with respect to the Grant (including with respect to associated dividends, Dividend Equivalents or DDEs); provided, that, with the approval of the Committee, a Recipient may satisfy the foregoing requirement by either (i) electing to have the Company withhold from such delivery Stock or other property, as applicable, or (ii) by delivering already owned unrestricted shares of Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations as determined by the Company. Such already owned and unrestricted shares of Stock shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Stock to be delivered pursuant to a Grant. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Grant as determined by the Company.

Section 12.3 The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Recipient shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Recipient under the Plan or any Grant until the Recipient would be considered to have incurred a "separation from service" from the Company within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Grants (or any other amounts payable under any plan, program or arrangement of the Employer) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such Grants (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or upon the Recipient death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Recipient shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

Section 12.4 If any provision of this Plan is held illegal or invalid for any reason, such illegality or invalidity will not affect the remaining provisions. Instead, each provision is fully severable and this Plan will be construed and enforced as if any illegal or invalid provision had never been included.

Section 12.5 Except as provided in federal law, the provisions of the Plan will be construed in accordance with the laws of Delaware, without giving effect to principles of conflicts of laws.

Section 12.6 All Grants made under the Plan shall be subject to any clawback or recoupment policies of the Company as in effect from time to time, or as otherwise required by law or the NASDAQ Stock Market Rules.

Section 12.7 In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Grants, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Grants by a Recipient may be permitted through the use of such an automated system.

Section 12.8 No fractional shares of Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, other Grants, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 12.9 No Eligible Participant will have any of the rights of a stockholder with respect to any shares of Stock until the shares of Stock are issued to the Eligible Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. Any Dividend Equivalent Rights will be subject to the same vesting or performance conditions as the underlying Grant. In addition, the Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement will be deemed to have been reinvested in additional shares of Stock or otherwise reinvested. After shares of Stock are issued to the Eligible Participant, the Eligible Participant will be a stockholder and have all the rights of a stockholder with respect to such shares of Stock, including the right to vote and receive all dividends or other distributions made or paid with respect to such shares of Stock; provided, that if such shares of Stock are Restricted Stock, then any new, additional or different securities the Eligible Participant may become entitled to receive with respect to such shares of Stock by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Eligible Participant will have no right to such stock dividends or stock distributions with respect to unvested Grants, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such unvested Grants become vested shares of Stock. The Committee, in its discretion, may provide in the Award Agreement evidencing any Grant that the Eligible Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on shares of Stock underlying a Grant during the period beginning on the date the

Grant is made and ending, with respect to each share of Stock subject to the Award, on the earlier of the date on which the Grant is exercised or settled or the date on which it is forfeited provided, that no Dividend Equivalent Right will be paid with respect to the unvested shares of Stock, and such dividends or stock distributions will be accrued and paid only at such time, if any, as such unvested shares of Stock become vested Grants. Such Dividend Equivalent Rights, if any, will be credited to the Eligible Participant in the form of additional whole shares of Stock as of the date of payment of such cash dividends on shares of Stock.

Section 12.10 The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.



Middleby.com

1400 Toastmaster Drive
Elgin, IL 60120